SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 25, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated October 25, 2018: Nokia Corporation Financial Report for Q3 and January-September 2018

Interim Report for Q3 and January-September 2018

INTERIM REPORT

October 25, 2018

Nokia Corporation

Interim report
October 25, 2018 at 08:00 (CET +1)

Nokia Corporation Financial Report for Q3 and January-September 2018

Full year 2018 guidance reiterated following solid Q3 results

This is a summary of the Nokia Corporation financial report for Q3 and January-September 2018 published today. The complete financial report for Q3 and January-September 2018 with tables is available at www.nokia.com/financials. Investors should not rely on summaries of our financial reports only, but should review the complete financial reports with tables.

RAJEEV SURI, PRESIDENT AND CEO, ON Q3 2018 RESULTS

Nokia’s third-quarter results validate our earlier view that conditions would improve in the second half of 2018. This was particularly evident in our excellent momentum in orders, growth across all five of our Networks business groups, and improved profitability compared to the first half of the year. Despite some risks related to short-term delays in project timing and product deliveries, we remain on track to deliver on our full-year guidance.

We are executing well on our strategy with particularly good progress in Nokia Software and expansion to select enterprise vertical markets. Separately today, we announced steps to accelerate that progress as well as sharpen our customer focus and maintain cost leadership. These are important steps that give us added confidence in our ability to deliver on our 2020 financial commitments.

Q3 and January-September 2018 reported and non-IFRS results. Refer to note 1, “Basis of Preparation”, note 2, “Non-IFRS to reported reconciliation” and note 15, “Performance measures”, in the “Financial statement information” section for details.

EUR million (except for EPS in EUR)	Q3’18	Q3’17	YoY change		Constant currency YoY change	Q1- Q3’18	Q1- Q3’17	YoY change		Constant currency YoY change
Net sales	5 458	5 500	(1)%		1%	15 695	16 496	(5)%		0%
Operating profit/(loss)	(54)	(230)				(611)	(403)
Operating margin %	(1.0)%	(4.2)%	320	bps		(3.9)%	(2.4)%	(150	)bps
EPS, diluted	(0.02)	(0.03)				(0.13)	(0.19)
Operating profit/(loss) (non-IFRS)	487	668	(27)%			1 060	1 583	(33)%
Operating margin % (non-IFRS)	8.9%	12.1%	(320	)bps		6.7%	9.6%	(290	)bps
EPS, diluted (non-IFRS)	0.06	0.09	(33)%			0.10	0.20	(50)%
Net cash and current financial investments	1 876	2 731	(31)%			1 876	2 731	(31)%

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•                  Reported net sales in Q3 2018 were EUR 5.5bn, compared to EUR 5.5bn in Q3 2017. On a constant currency basis, reported net sales grew by 1% year on year.

•                  Reported net sales in Q3 2018, excluding non-recurring catch-up licensing net sales which benefitted the year-ago period, grew by 3% year-on-year (4% on a constant currency basis). In Q3 2018, we achieved year-on-year growth across all five of our Networks business groups, as well as in Nokia Technologies.

•                  Reported diluted EPS in Q3 2018 was negative EUR 0.02, compared to negative EUR 0.03 in Q3 2017, primarily driven by lower restructuring and impairment charges, partially offset by the absence of non-recurring catch-up licensing net sales, which benefitted the year-ago period, our gross profit performance and income taxes.

•                  Non-IFRS diluted EPS in Q3 2018 was EUR 0.06, compared to EUR 0.09 in Q3 2017. Non-IFRS diluted EPS, excluding non-recurring catch-up licensing net sales, declined by EUR 0.01 year-on-year, as we were able to partially offset our gross profit performance with continued operating expense reductions, in line with our cost savings program.

•                  Net cash and current financial investments decreased by approximately EUR 270mn sequentially. In Q3 2018, we generated cash profits, which were more than offset by changes in net working capital, capital expenditures, payment of dividend withholding tax and restructuring and associated cash outflows. We expect to end 2018 with a strong financial position, based on strong seasonality in Q4.

•                  We reiterate 2018 non-IFRS diluted EPS guidance and remain on target to deliver EUR 1.2bn of recurring annual cost savings in full year 2018.

OUTLOOK

	Metric	Guidance	Commentary
Nokia	Non-IFRS operating margin	9-11% for full year 2018 and 12-16% for full year 2020	Nokia’s guidance for significant improvement between full year 2018 and full year 2020 is primarily due to expectations for:
	Non-IFRS diluted earnings per share	EUR 0.23 - 0.27 in full year 2018 and EUR 0.37 - 0.42 in full year 2020

a)        Improved results in Nokia’s Networks business, which are detailed below;

b)        Improved results in Nokia Technologies, which are detailed below; and

c)         Benefits from our EUR 700 million cost reduction program announced on October 25, 2018, which are detailed in the “Cost savings program” discussion in the Financial results section. (updated commentary)

(This is an update to earlier commentary for lower Nokia support function costs within Nokia’s Networks business and Group Common and Other.)

	Dividend	Approximately 40% to 70% of non-IFRS diluted EPS on a long-term basis	Nokia’s Board of Directors is committed to proposing a growing dividend, including for 2018.

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	Recurring free cash flow	Slightly positive in full year 2018 and clearly positive in full year 2020	Recurring free cash flow is expected to improve over the longer-term, due to lower cash outflows related to restructuring and network equipment swaps(1) and improved operational results over time.
	Recurring annual cost savings for Nokia, excluding Nokia Technologies	Approximately EUR 1.2 billion of recurring annual cost savings in full year 2018, of which approximately EUR 800 million are expected from operating expenses(1)

The reference period is full year 2015, in which the combined operating expenses of Nokia and Alcatel-Lucent, excluding Nokia Technologies, were approximately EUR 7.3 billion.
As a result of active efforts to drive 5G adoption, and in the interest of our long-term strategy given the acceleration of 5G, in 2018 we expect to incur approximately EUR 100 to 200 million of temporary incremental expenses related to 5G customer trials that will partially reduce the positive impact from the recurring annual cost savings.

	Network equipment swaps	Approximately EUR 1.3 billion of charges and cash outflows in total(1) (update)

The charges related to network equipment swaps are being recorded as non-IFRS exclusions, and therefore do not affect Nokia’s non-IFRS operating profit.

(This is an update to earlier guidance for approximately EUR 1.4 billion of charges and cash outflows in total.)

	Non-IFRS financial income and expenses	Expense of approximately EUR 350 million in full year 2018 and approximately EUR 300 million over the longer-term

Nokia’s outlook for non-IFRS financial income and expenses in full year 2018 and over the longer-term is expected to be influenced by factors including:

•             Net interest expenses related to interest-bearing liabilities and defined benefit pension and other post-employment benefit plans;

•             Foreign exchange fluctuations and hedging costs; and

•             Expenses related to the sale of receivables.

	Non-IFRS tax rate	Approximately 30% for full year 2018 and 25% over the longer-term

Nokia’s outlook for non-IFRS tax rate for full year 2018 and over the longer-term is expected to be influenced by factors including the absolute level of profits, regional profit mix and any further changes to our operating model. Nokia expects cash outflows related to taxes to be approximately EUR 400 million in full year 2018 and approximately EUR 450 million over the longer-term until Nokia’s US or Finnish deferred tax assets are fully utilized.

	Capital expenditures	Approximately EUR 700 million in full year 2018 and approximately EUR 600 million over the longer-term	Primarily attributable to Nokia’s Networks business, and consistent with the depreciation of property, plant and equipment over the longer-term.

Nokia’s Networks business	Net sales	Outperform its primary addressable market in 2018 and over the longer-term	For Nokia’s Networks business, Nokia expects net sales to outperform its primary addressable market and operating margin to expand between full year 2018 and full year 2020.
	Operating margin	6-9% for full year 2018 and 9-12% for full year 2020

Nokia’s outlook for net sales and operating margin for Nokia’s Networks business in 2018 and 2020 is expected to be influenced by factors including:

•             An approximately 1 to 3 percent decline in the primary addressable market for Nokia’s Networks business in full year 2018, compared to 2017, on a constant currency basis;

•             Customer demand for 5G, with commercial 5G network deployments expected to begin near the end of 2018;

•             Improving market conditions in the second half of 2018, with particular acceleration in the fourth quarter in North America, following weakness in the first half of 2018;

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•                  Growth in the primary addressable market for Nokia’s Networks business in 2019 and 2020, on a constant currency basis;

•                  Our ability to scale our supply chain operations and to procure certain standard components to meet increasing demand. (This is an update to earlier commentary for our ability to scale our supply chain operations to meet increasing demand);

•                  Recovery actions to address increased price pressure, including the ability to offset price erosion through cost reductions;

•                  The timing of completions and acceptances of certain projects, particularly related to 5G;

•                  Focus on targeted growth opportunities in attractive adjacent markets;

•                  Building a strong standalone software business;

•                  Improved R&D productivity resulting from new ways of working and the reduction of legacy platforms over time;

•                  Lower support function costs, including IT and site costs;

•                  Uncertainty related to potential mergers or acquisitions by our customers;

•                  Product and regional mix; and

•                  Competitive and other industry dynamics.

Nokia Licensing within Nokia Technologies	Recurring net sales	Grow at a compound annual growth rate (CAGR) of approximately 10% over the 3-year period ending 2020

Due to risks and uncertainties in determining the timing and value of significant patent, brand and technology licensing agreements, Nokia believes it is not appropriate to provide annual outlook ranges for Nokia Licensing within Nokia Technologies. Although annual results are difficult to forecast, Nokia expects net sales growth and operating margin expansion over the 3-year period ending 2020.

	Operating margin	Expand to approximately 85% for full year 2020

In full year 2017, licensing net sales were approximately EUR 1.6 billion, of which approximately EUR 300 million were non-recurring in nature and related to catch-up net sales for prior years.

Nokia’s outlook for net sales and operating margin for Nokia Licensing within Nokia Technologies is expected to be influenced by factors including:

•                  The timing and value of new patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•                  Renegotiation of expiring patent licensing agreements;

•                  Increases or decreases in net sales related to existing patent licensees;

•                  Results in brand and technology licensing;

•                  Costs to protect and enforce our intellectual property rights; and

•                  The regulatory landscape.

(1)For further details related to the cost savings and network equipment swaps guidance, please refer to the “Cost savings program” discussion in the Financial results section.

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NOKIA FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q3’18	Q3’17	YoY change		Constant currency YoY change	Q1- Q3’18	Q1- Q3’17	YoY change		Constant currency YoY change
Net sales	5 458	5 500	(1)%		1%	15 695	16 496	(5)%		0%
Nokia’s Networks business	4 888	4 823	1%		3%	13 906	14 696	(5)%		0%
Nokia Technologies	351	483	(27)%		(27)%	1 077	1 099	(2)%		(2)%
Group Common and Other	235	251	(6)%		(4)%	765	812	(6)%		(2)%
Non-IFRS exclusions	(4)	(38)	(89)%			(13)	(59)	(78)%
Gross profit	2 019	2 185	(8)%			5 684	6 546	(13)%
Operating profit/(loss)	(54)	(230)				(611)	(403)
Nokia’s Networks business	246	334	(26)%			358	1 064	(66)%
Nokia Technologies	290	390	(26)%			856	736	16%
Group Common and Other	(49)	(56)				(153)	(217)
Non-IFRS exclusions	(541)	(898)	(40)%			(1 671)	(1 986)	(16)%
Operating margin %	(1.0)%	(4.2)%	320	bps		(3.9)%	(2.4)%	(150	)bps
Gross profit (non-IFRS)	2 141	2 365	(9)%			6 120	6 911	(11)%
Operating profit/(loss) (non-IFRS)	487	668	(27)%			1 060	1 583	(33)%
Operating margin % (non-IFRS)	8.9%	12.1%	(320	)bps		6.7%	9.6%	(290	)bps
Financial income and expenses	(60)	(63)	(5)%			(224)	(496)	(55)%
Income taxes	(15)	102				89	(154)
Profit/(loss) for the period	(127)	(190)	(33)%			(752)	(1 058)	(29)%
EPS, diluted	(0.02)	(0.03)				(0.13)	(0.19)
Financial income and expenses (non-IFRS)	(48)	(63)	(24)%			(247)	(207)	19%
Income taxes (non-IFRS)	(133)	(90)	48%			(275)	(211)	30%
Profit/(loss) for the period (non-IFRS)	309	516	(40)%			532	1 159	(54)%
EPS, diluted (non-IFRS)	0.06	0.09	(33)%			0.10	0.20	(50)%

Results are as reported and relate to continuing operations unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the notes to the Financial statement information in this report. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the “Financial statement information” section in this report.

Nokia, Q3 2018 compared to Q3 2017

Nokia non-IFRS and reported net sales were both down approximately 1% year-on-year. On a constant currency basis, Nokia non-IFRS net sales were approximately flat year-on-year and Nokia reported net sales grew approximately 1% year-on-year.

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Reported net sales in Q3 2018, excluding approximately EUR 180 million of non-recurring catch-up licensing net sales which benefitted the year-ago period, grew by approximately 3% year on year, with growth across all 5 of our Networks business groups, as well as in Nokia Technologies.

In our Networks business, our order backlog was strong at the end of Q3 2018, and we continue to expect commercial 5G network deployments to begin near the end of 2018. We continued to build momentum in our end-to-end strategy, with approximately 43% of our sales pipeline now comprised of cross-business group deals. We also continued to make progress with our strategy to diversify and grow by targeting attractive adjacent markets, with continued year-on-year growth in net sales to large enterprise vertical and webscale customers.

In Nokia Technologies, we maintained our strong track record, with 19% year-on-year growth in recurring licensing net sales. The decrease in net sales on a year-on-year basis was primarily due to the absence of approximately EUR 180 million of non-recurring catch-up licensing net sales, which benefitted the year-ago period. We continued to make good progress on licensing agreements. Subsequent to the end of Q3 2018, we extended our patent licensing agreement with Samsung and reiterated our financial guidance for Nokia Technologies.

Nokia non-IFRS diluted EPS amounted to EUR 0.06, compared to EUR 0.09 in the year-ago period. Non-IFRS diluted EPS, excluding non-recurring catch-up licensing net sales which benefitted the year-ago period, declined by EUR 0.01 year-on-year. Adjusted for the non-recurring item, the decline in non-IFRS diluted EPS was primarily driven by lower gross profit across all three reportable segments of our Networks business, partially offset by improved recurring gross profit performance in our Technologies business, as well as lower operating expenses in both Networks and Technologies.

Nokia reported diluted EPS amounted to negative EUR 0.02, compared to negative EUR 0.03 in the year-ago period, primarily driven by lower restructuring and associated charges, lower impairment of assets and improved recurring gross profit performance in our Technologies business, partially offset by the absence of approximately EUR 180 million of non-recurring catch-up licensing net sales, which benefitted the year-ago period, lower gross profit across all three reportable segments in our Networks business and income taxes.

Nokia, January-September 2018 compared to January-September 2017

Nokia reported net sales decreased 5% year-on-year. On a constant currency basis, Nokia reported net sales were flat year-on-year.

In our Networks business, our order backlog was strong at the end of Q3 2018, and we continue to expect commercial 5G network deployments to begin near the end of 2018. We continued to build momentum in our end-to-end strategy, with approximately 43% of our sales pipeline now comprised of cross-business group deals. We also continued to make progress with our strategy to diversify and grow by targeting attractive adjacent markets, with continued year-on-year growth in net sales to large enterprise vertical and webscale customers.

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In Nokia Technologies, we maintained our strong track record, with 18% year-on-year growth in recurring licensing net sales. The decrease in net sales on a year-on-year basis was primarily due to the absence of approximately EUR 170 million of non-recurring catch-up licensing net sales, which benefitted the year-ago period. We continued to make good progress on licensing agreements. Subsequent to the end of Q3 2018, we extended our patent licensing agreement with Samsung and reiterated our financial guidance for Nokia Technologies.

Nokia reported operating loss amounted to EUR 611 million, compared to EUR 403 million in the year-ago period. This was primarily driven by lower gross profit across all three reportable segments in our Networks business and the absence of approximately EUR 170 million of non-recurring catch-up licensing net sales, which benefitted the year-ago period, partially offset by lower restructuring and associated charges and lower impairment of assets.

Nokia reported diluted EPS amounted to negative EUR 0.13, compared to negative EUR 0.19 in the year-ago period. This was primarily driven by the absence of expenses related to the early redemption of debt, lower restructuring and associated charges and income taxes, partially offset by lower gross profit across all three reportable segments in our Networks business and the absence of approximately EUR 170 million of non-recurring catch-up licensing net sales, which benefitted the year-ago period.

CASH AND CASH FLOW IN Q3 2018

EUR million, at end of period	Q3’18	Q2’18	QoQ change	Q4’17	YTD change
Total cash and current financial investments(1)	5 612	5 861	(4)%	8 280	(32)%
Net cash and current financial investments(1)	1 876	2 144	(13)%	4 514	(58)%

(1) For details, please refer to note 9, “Net cash and current financial investments”, and note 15, “Performance measures”, in the “Financial statement information” section in this report.

During the third quarter 2018, Nokia’s total cash and current financial investments decreased by EUR 249 million and Nokia’s net cash and current financial investments (“net cash”) decreased by EUR 268 million.

In the third quarter 2018, net cash used in operating activities was EUR 82 million:

•                  Nokia’s adjusted profit before changes in net working capital was EUR 354 million in the third quarter 2018.

•                  In the third quarter 2018, Nokia experienced a decrease in net cash related to net working capital of approximately EUR 340 million, of which approximately EUR 110 million related to restructuring and associated cash outflows, and approximately EUR 230 million related to an

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increase in inventories and an increase in receivables, partially offset by an increase in liabilities.

•                  The increase in receivables was approximately EUR 80 million.

•                  The increase in inventories was approximately EUR 270 million, primarily due to our decision to ensure sufficient flexibility to deliver higher levels of equipment sales.

•                  The increase in liabilities was approximately EUR 130 million, primarily due to an increase in accounts payable, partially offset by a decrease in contract liabilities.

In the third quarter 2018, net cash used in investing activities primarily related to capital expenditures of approximately EUR 140 million.

In the third quarter 2018, net cash used in financing activities primarily related to the payment of withholding tax of approximately EUR 130 million, associated with the dividend paid in the second quarter 2018.

COST SAVINGS PROGRAM

The following table summarizes the financial information related to our cost savings program, as of the end of the third quarter 2018. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program as of the second quarter 2016.

In EUR million, approximately	Q3’18
Opening balance of restructuring and associated liabilities	750
+ Charges in the quarter	70
- Cash outflows in the quarter	110
= Ending balance of restructuring and associated liabilities	710
of which restructuring provisions	580
of which other associated liabilities	130

Total expected restructuring and associated charges	1 750
- Cumulative recorded	1 560
= Charges remaining to be recorded	190

Total expected restructuring and associated cash outflows	2 100
- Cumulative recorded	1 300
= Cash outflows remaining to be recorded	800

The following table summarizes our full year 2016 and 2017 results and future expectations related to our cost savings program and network equipment swaps.

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			Actual	Expected amounts for
In EUR million,			Cumulative			FY 2019 and
approximately			through	FY 2018		beyond		Total
rounded to the nearest EUR	Actual	Actual	the end of	as of the end of		as of the end of		as of the end of
50 million	2016	2017	2017	Q2’18	Q3’18	Q2’18	Q3’18	Q2’18	Q3’18
Recurring annual cost savings	550	250	800	400	400	0	0	1 200	1 200
- operating expenses	350	150	500	300	300	0	0	800	800
- cost of sales	200	100	300	100	100	0	0	400	400
Restructuring and associated charges	750	550	1 300	600	450	0	0	1 900	1 750
Restructuring and associated cash outflows	400	550	950	650	600	650	550	2 250	2 100
Charges related to network equipment swaps	150	450	600	650	600	150	100	1 400	1 300
Cash outflows related to network equipment swaps	150	450	600	650	600	150	100	1 400	1 300

We now expect restructuring and associated charges to total EUR 1 750 million and the related cash outflows to total EUR 2 100 million, both of which are EUR 150 million below our previous expectations. In addition, we now expect the charges and cash outflows related to network equipment swaps to total EUR 1 300 million, which is EUR 100 million below our previous expectations.

Note that the above expectations do not reflect the changes resulting from the cost reduction program announced on October 25, 2018. We expect the program to result in a EUR 700 million reduction of non-IFRS annualized operating expenses and production overheads by the end of 2020 compared to the end of 2018, of which EUR 500 million is expected from operating expenses. The restructuring charges and cash outflows are both expected to be EUR 900 million.

Under the cost reduction program announced on October 25, 2018, Nokia is targeting savings from a wide range of areas, including investments in digitalization to drive more automation and productivity; further process and tool simplification; significant reductions in central support functions to reach best-in-class cost levels; prioritization of R&D programs to best create long-term value; a sharp reduction of R&D in legacy products; driving efficiency from further application of our best-in-class common software foundation and innovative software development techniques; the consolidation of selected cross-company activities; and further reductions in real estate and other overhead costs.

OPERATIONAL HIGHLIGHTS

Nokia delivered another solid quarter on its strategic commitments and its 5G leadership position across business groups and geographies.

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In the first pillar of our strategy, leading in high-performance, end-to-end networks with communication service providers:

Nokia announced a $3.5 billion, multi-year 5G network deal with T-Mobile to accelerate the deployment of a nationwide 5G network in the US.

In September, AT&T named Nokia as one of its 5G suppliers with the US operator’s announcement to introduce mobile 5G in parts of five additional cities — Houston, Jacksonville, Louisville, New Orleans, and San Antonio — this year.

Also in September, Nokia and Sprint gave the first live demonstration in the US of a 5G New Radio connection over a dual mode-capable Massive MIMO radio.

Earlier in the quarter, Verizon and Nokia completed the first transmission of a 3GPP New Radio 5G signal to a receiver situated in a moving vehicle. The test followed the companies’ successful completion of a series of outdoor data sessions over the 5G New Radio standard.

Nokia announced plans to sell the majority of its IP Video business to Volaris Group of Canada. The transaction is expected to close in Q4 2018.

Idea Cellular in Delhi started to deploy Nokia’s cloud-native core technology as part of the operator’s digitalization effort to meet increasing data and mobile broadband demand.

Ooredoo Myanmar selected Nokia to secure its telecom and ICT networks against cyber threats. Nokia analysed Ooredoo’s systems using Nokia’s Security Risk Index. The Managed Security Service then implemented performance improvements to ensure that critical information assets are adequately protected against known and unknown threats.

Early in the quarter, the consulting and research firm Analysys Mason rated Nokia’s AVA cognitive services platform as the leading Telco AI Ecosystem (TAE) offering in the market. The firm highlighted the AVA platform’s ability, ahead of the competition, to give vendors a single TAE in all their applications and intelligence across multiple systems and enable the optimization of end-to-end processes.

Nokia WING (Worldwide IoT Network Grid) momentum continued with Tele2 IoT launching a new global IoT platform, EnCore, making it the first operator to offer commercial IoT services to enterprises using Nokia WING. In September, WING won the global ‘corporate award’ in the Smart Emerging Technologies category at ITU Telecom World.

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In the second pillar of our strategy, expanding network sales to select vertical markets needing high-performing, secure networks:

Nokia and Tencent signed an agreement to accelerate 5G webscale research and applications to benefit millions of Internet users in China.

In the third pillar of our strategy, developing a strong, standalone software business at scale:

Telia Company chose Nokia’s NetGuard Identity Access Manager to enhance security across the operator’s networks in Sweden and Finland.

Also in the quarter, the Nokia Intelligent Care Assistant solution was introduced into the Salesforce AppExchange. The Nokia Intelligent Care Assistant integrates the Salesforce Service Cloud with Nokia’s Autonomous Customer Care software, equipping agents with insights to improve customer satisfaction and enrich and monetize digital experiences.

In the quarter, Nokia Software demonstrated the strength of its portfolio, as well as orders and net sales momentum, by winning major accounts including British Telecom, Telenor One Europe, STC, Telefonica UK and Sky.

In the fourth pillar of our strategy, which is now focused exclusively on licensing:

Nokia announced that it expects the licensing rate for the Nokia 5G standard essential patent (SEP) portfolio to be capped at EUR 3 per mobile phone. Nokia said its licensing practices for licensing 5G SEPs for mobile phones will be consistent with its licensing undertakings made to relevant standard setting organizations.

Nokia’s brand licensee, HMD Global, continued the refresh of its smartphone portfolio with the launch of the Nokia 6.1 Plus and Nokia 5.1 Plus. HMD also announced plans to double its manufacturing capacity in India to satisfy demand.

In the quarter, Nokia expanded choice for licensees in the automotive sector by joining the Avanci licensing platform.

Also, subsequent to the end of Q3 2018, Nokia extended its patent licensing agreement with Samsung. Nokia will follow its existing practices for disclosing patent licensing revenue in its quarterly announcements and expects that revenues for the extended agreement will start to be recognized in the first quarter of 2019.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses; C)

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expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our expectations around the rollout of 5G services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe”, “expect”, “expectations”, “commit”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions.

These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.  Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establish new sources of revenue and protect our intellectual property from infringement; 7) our ability to manage and improve our financial and

12

operating performance, cost savings, competitiveness and synergies generally and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel-Lucent; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; and 30) risks related to undersea infrastructure, as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

13

The financial report was authorized for issue by management on October 24, 2018.

•                  Nokia plans to publish its fourth quarter and full year 2018 results on January 31, 2019.

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

14

Interim Report for Q3 and January-September 2018

Full year 2018 guidance reiterated following solid Q3 results

Rajeev Suri, President and CEO, on Q3 2018 results

Nokia’s third-quarter results validate our earlier view that conditions would improve in the second half of 2018. This was particularly evident in our excellent momentum in orders, growth across all five of our Networks business groups, and improved profitability compared to the first half of the year. Despite some risks related to short-term delays in project timing and product deliveries, we remain on track to deliver on our full-year guidance.

We are executing well on our strategy with particularly good progress in Nokia Software and expansion to select enterprise vertical markets. Separately today, we announced steps to accelerate that progress as well as sharpen our customer focus and maintain cost leadership. These are important steps that give us added confidence in our ability to deliver on our 2020 financial commitments.

Q3 and January-September 2018 reported and non-IFRS results. Refer to note 1, “Basis of Preparation”, note 2, “Non-IFRS to reported reconciliation” and note 15, “Performance measures”, in the “Financial statement information” section for details.

EUR million (except for EPS in EUR)	Q3’18	Q3’17	YoY change		Constant currency YoY change	Q1- Q3’18	Q1- Q3’17	YoY change		Constant currency YoY change
Net sales	5 458	5 500	(1)%		1%	15 695	16 496	(5)%		0%
Operating profit/(loss)	(54)	(230)				(611)	(403)
Operating margin %	(1.0)%	(4.2)%	320bps			(3.9)%	(2.4)%	(150	)bps
EPS, diluted	(0.02)	(0.03)				(0.13)	(0.19)
Operating profit/(loss) (non-IFRS)	487	668	(27)%			1 060	1 583	(33)%
Operating margin % (non-IFRS)	8.9%	12.1%	(320	)bps		6.7%	9.6%	(290	)bps
EPS, diluted (non-IFRS)	0.06	0.09	(33)%			0.10	0.20	(50)%
Net cash and current financial investments	1 876	2 731	(31)%			1 876	2 731	(31)%

•             Reported net sales in Q3 2018 were EUR 5.5bn, compared to EUR 5.5bn in Q3 2017. On a constant currency basis, reported net sales grew by 1% year on year.

•             Reported net sales in Q3 2018, excluding non-recurring catch-up licensing net sales which benefitted the year-ago period, grew by 3% year-on-year (4% on a constant currency basis). In Q3 2018, we achieved year-on-year growth across all five of our Networks business groups, as well as in Nokia Technologies.

•             Reported diluted EPS in Q3 2018 was negative EUR 0.02, compared to negative EUR 0.03 in Q3 2017, primarily driven by lower restructuring and impairment charges, partially offset by the absence of non-recurring catch-up licensing net sales, which benefitted the year-ago period, our gross profit performance and income taxes.

•             Non-IFRS diluted EPS in Q3 2018 was EUR 0.06, compared to EUR 0.09 in Q3 2017. Non-IFRS diluted EPS, excluding non-recurring catch-up licensing net sales, declined by EUR 0.01 year-on-year, as we were able to partially offset our gross profit performance with continued operating expense reductions, in line with our cost savings program.

•             Net cash and current financial investments decreased by approximately EUR 270mn sequentially. In Q3 2018, we generated cash profits, which were more than offset by changes in net working capital, capital expenditures, payment of dividend withholding tax and restructuring and associated cash outflows. We expect to end 2018 with a strong financial position, based on strong seasonality in Q4.

•             We reiterate 2018 non-IFRS diluted EPS guidance and remain on target to deliver EUR 1.2bn of recurring annual cost savings in full year 2018.

October 25, 2018

Outlook

	Metric	Guidance	Commentary
Nokia	Non-IFRS operating margin	9-11% for full year 2018 and 12-16% for full year 2020	Nokia’s guidance for significant improvement between full year 2018 and full year 2020 is primarily due to expectations for: a) Improved results in Nokia’s Networks business, which are detailed below;
	Non-IFRS diluted earnings per share	EUR 0.23 - 0.27 in full year 2018 and EUR 0.37 - 0.42 in full year 2020

b)             Improved results in Nokia Technologies, which are detailed below; and

c)              Benefits from our EUR 700 million cost reduction program announced on October 25, 2018, which are detailed in the “Cost savings program” discussion in the Financial results section. (updated commentary)

(This is an update to earlier commentary for lower Nokia support function costs within Nokia’s Networks business and Group Common and Other.)

	Dividend	Approximately 40% to 70% of non-IFRS diluted EPS on a long-term basis	Nokia’s Board of Directors is committed to proposing a growing dividend, including for 2018.
	Recurring free cash flow	Slightly positive in full year 2018 and clearly positive in full year 2020	Recurring free cash flow is expected to improve over the longer-term, due to lower cash outflows related to restructuring and network equipment swaps(1) and improved operational results over time.
	Recurring annual cost savings for Nokia, excluding Nokia Technologies	Approximately EUR 1.2 billion of recurring annual cost savings in full year 2018, of which approximately EUR 800 million are expected from operating expenses(1)

The reference period is full year 2015, in which the combined operating expenses of Nokia and Alcatel-Lucent, excluding Nokia Technologies, were approximately EUR 7.3 billion.
As a result of active efforts to drive 5G adoption, and in the interest of our long-term strategy given the acceleration of 5G, in 2018 we expect to incur approximately EUR 100 to 200 million of temporary incremental expenses related to 5G customer trials that will partially reduce the positive impact from the recurring annual cost savings.

	Network equipment swaps	Approximately EUR 1.3 billion of charges and cash outflows in total(1) (update)

The charges related to network equipment swaps are being recorded as non-IFRS exclusions, and therefore do not affect Nokia’s non-IFRS operating profit.

(This is an update to earlier guidance for approximately EUR 1.4 billion of charges and cash outflows in total.)

	Non-IFRS financial income and expenses	Expense of approximately EUR 350 million in full year 2018 and approximately EUR 300 million over the longer-term

Nokia’s outlook for non-IFRS financial income and expenses in full year 2018 and over the longer-term is expected to be influenced by factors including:

•                  Net interest expenses related to interest-bearing liabilities and defined benefit pension and other post-employment benefit plans;

•                  Foreign exchange fluctuations and hedging costs; and

•                  Expenses related to the sale of receivables.

	Non-IFRS tax rate	Approximately 30% for full year 2018 and 25% over the longer-term

Nokia’s outlook for non-IFRS tax rate for full year 2018 and over the longer-term is expected to be influenced by factors including the absolute level of profits, regional profit mix and any further changes to our operating model.

Nokia expects cash outflows related to taxes to be approximately EUR 400 million in full year 2018 and approximately EUR 450 million over the longer-term until Nokia’s US or Finnish deferred tax assets are fully utilized.

	Capital expenditures	Approximately EUR 700 million in full year 2018 and approximately EUR 600 million over the longer-term	Primarily attributable to Nokia’s Networks business, and consistent with the depreciation of property, plant and equipment over the longer-term.

Nokia’s Networks business	Net sales	Outperform its primary addressable market in 2018 and over the longer-term	For Nokia’s Networks business, Nokia expects net sales to outperform its primary addressable market and operating margin to expand between full year 2018 and full year 2020.
	Operating margin	6-9% for full year 2018 and 9-12% for full year 2020

Nokia’s outlook for net sales and operating margin for Nokia’s Networks business in 2018 and 2020 is expected to be influenced by factors including:

•                  An approximately 1 to 3 percent decline in the primary addressable market for Nokia’s Networks business in full year 2018, compared to 2017, on a constant currency basis;

•                  Customer demand for 5G, with commercial 5G network deployments expected to begin near the end of 2018;

•                  Improving market conditions in the second half of 2018, with particular acceleration in the fourth quarter in North America, following weakness in the first half of 2018;

•                  Growth in the primary addressable market for Nokia’s Networks business in 2019 and 2020, on a constant currency basis;

•                  Our ability to scale our supply chain operations and to procure certain standard components to meet increasing demand. (This is an update to earlier commentary for our ability to scale our supply chain operations to meet increasing demand);

•                  Recovery actions to address increased price pressure, including the ability to offset price erosion through cost reductions;

•                  The timing of completions and acceptances of certain projects, particularly related to 5G;

•                  Focus on targeted growth opportunities in attractive adjacent markets;

•                  Building a strong standalone software business;

•                  Improved R&D productivity resulting from new ways of working and the reduction of legacy platforms over time;

•                  Lower support function costs, including IT and site costs;

•                  Uncertainty related to potential mergers or acquisitions by our customers;

•                  Product and regional mix; and

•                  Competitive and other industry dynamics.

Nokia Licensing within Nokia Technologies	Recurring net sales	Grow at a compound annual growth rate (CAGR) of approximately 10% over the 3-year period ending 2020

Due to risks and uncertainties in determining the timing and value of significant patent, brand and technology licensing agreements, Nokia believes it is not appropriate to provide annual outlook ranges for Nokia Licensing within Nokia Technologies. Although annual results are difficult to forecast, Nokia expects net sales growth and operating margin expansion over the 3-year period ending 2020.

	Operating margin	Expand to approximately 85% for full year 2020

In full year 2017, licensing net sales were approximately EUR 1.6 billion, of which approximately EUR 300 million were non-recurring in nature and related to catch-up net sales for prior years.

Nokia’s outlook for net sales and operating margin for Nokia Licensing within Nokia Technologies is expected to be influenced by factors including:

•                  The timing and value of new patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•                  Renegotiation of expiring patent licensing agreements;

•                  Increases or decreases in net sales related to existing patent licensees;

•                  Results in brand and technology licensing;

•                  Costs to protect and enforce our intellectual property rights; and

•                  The regulatory landscape.

(1)For further details related to the cost savings and network equipment swaps guidance, please refer to the “Cost savings program” discussion in the Financial results section.

Nokia financial results

EUR million (except for EPS in EUR)	Q3’18	Q3’17	YoY change		Constant currency YoY change	Q1- Q3’18	Q1- Q3’17	YoY change		Constant currency YoY change
Net sales	5 458	5 500	(1)%		1%	15 695	16 496	(5)%		0%
Nokia’s Networks business	4 888	4 823	1%		3%	13 906	14 696	(5)%		0%
Nokia Technologies	351	483	(27)%		(27)%	1 077	1 099	(2)%		(2)%
Group Common and Other	235	251	(6)%		(4)%	765	812	(6)%		(2)%
Non-IFRS exclusions	(4)	(38)	(89)%			(13)	(59)	(78)%
Gross profit	2 019	2 185	(8)%			5 684	6 546	(13)%
Operating profit/(loss)	(54)	(230)				(611)	(403)
Nokia’s Networks business	246	334	(26)%			358	1 064	(66)%
Nokia Technologies	290	390	(26)%			856	736	16%
Group Common and Other	(49)	(56)				(153)	(217)
Non-IFRS exclusions	(541)	(898)	(40)%			(1 671)	(1 986)	(16)%
Operating margin %	(1.0)%	(4.2)%	320	bps		(3.9)%	(2.4)%	(150	)bps
Gross profit (non-IFRS)	2 141	2 365	(9)%			6 120	6 911	(11)%
Operating profit/(loss) (non-IFRS)	487	668	(27)%			1 060	1 583	(33)%
Operating margin % (non-IFRS)	8.9%	12.1%	(320	)bps		6.7%	9.6%	(290	)bps
Financial income and expenses	(60)	(63)	(5)%			(224)	(496)	(55)%
Income taxes	(15)	102				89	(154)
Profit/(loss) for the period	(127)	(190)	(33)%			(752)	(1 058)	(29)%
EPS, diluted	(0.02)	(0.03)				(0.13)	(0.19)
Financial income and expenses (non-IFRS)	(48)	(63)	(24)%			(247)	(207)	19%
Income taxes (non-IFRS)	(133)	(90)	48%			(275)	(211)	30%
Profit/(loss) for the period (non-IFRS)	309	516	(40)%			532	1 159	(54)%
EPS, diluted (non-IFRS)	0.06	0.09	(33)%			0.10	0.20	(50)%

Results are as reported and relate to continuing operations unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the notes to the Financial statement information in this report. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the “Financial statement information” section in this report.

Nokia, Q3 2018 compared to Q3 2017

EUR million	Net sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit/(loss)	Change in operating margin %		Financial income and expenses	Income taxes	Profit/(loss)
Networks business	65	1%	(106)	41	17	(40)	(88)	(190	)bps
Nokia Technologies	(132)	(27)%	(123)	30	(5)	(1)	(100)	190	bps
Group Common and Other	(16)	(6)%	5	(7)	(1)	12	7	140	bps
Eliminations	6		0	0	0	0	0
Nokia non-IFRS	(76)	(1)%	(224)	63	11	(30)	(181)	(320	)bps	15	(43)	(207)
Non-IFRS exclusions	34	(89)%	59	25	(21)	293	357			(12)	(74)	270
Nokia reported	(42)	(1)%	(166)	89	(10)	263	176	320	bps	3	(117)	63

Nokia non-IFRS and reported net sales were both down approximately 1% year-on-year. On a constant currency basis, Nokia non-IFRS net sales were approximately flat year-on-year and Nokia reported net sales grew approximately 1% year-on-year.

Reported net sales in Q3 2018, excluding approximately EUR 180 million of non-recurring catch-up licensing net sales which benefitted the year-ago period, grew by approximately 3% year on year, with growth across all 5 of our Networks business groups, as well as in Nokia Technologies.

In our Networks business, our order backlog was strong at the end of Q3 2018, and we continue to expect commercial 5G network deployments to begin near the end of 2018. We continued to build momentum in our end-to-end strategy, with approximately 43% of our sales pipeline now comprised of cross-business group deals. We also continued to make progress with our strategy to diversify and grow by targeting attractive adjacent markets, with continued year-on-year growth in net sales to large enterprise vertical and webscale customers.

In Nokia Technologies, we maintained our strong track record, with 19% year-on-year growth in recurring licensing net sales. The decrease in net sales on a year-on-year basis was primarily due to the absence of approximately EUR 180 million of non-recurring catch-up licensing net sales, which benefitted the year-ago period. We continued to make good progress on licensing agreements. Subsequent to the end of Q3 2018, we extended our patent licensing agreement with Samsung and reiterated our financial guidance for Nokia Technologies.

Nokia non-IFRS diluted EPS amounted to EUR 0.06, compared to EUR 0.09 in the year-ago period. Non-IFRS diluted EPS, excluding non-recurring catch-up licensing net sales which benefitted the year-ago period, declined by EUR 0.01 year-on-year. Adjusted for the non-recurring item, the decline in non-IFRS diluted EPS was primarily driven by lower gross profit across all three reportable segments of our Networks business, partially offset by improved recurring gross profit performance in our Technologies business, as well as lower operating expenses in both Networks and Technologies.

Nokia reported diluted EPS amounted to negative EUR 0.02, compared to negative EUR 0.03 in the year-ago period, primarily driven by lower restructuring and associated charges, lower impairment of assets and improved recurring gross profit performance in our Technologies business, partially offset by the absence of approximately EUR 180 million of non-recurring catch-up licensing net sales, which benefitted the year-ago period, lower gross profit across all three reportable segments in our Networks business and income taxes.

Nokia, January-September 2018 compared to January-September 2017

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit/(loss)	Change in operating margin %		Financial income and expenses	Income taxes	Profit/(loss)
Networks business	(790)	(5)%	(804)	92	71	(65)	(706)	(460	)bps
Nokia Technologies	(22)	(2)%	(1)	71	39	10	120	1 250	bps
Group Common and Other	(47)	(6)%	13	(6)	9	47	64	670	bps
Eliminations	12		0	0	0	0	0
Nokia non-IFRS	(847)	(5)%	(791)	158	119	(8)	(523)	(290	)bps	(40)	(64)	(627)
Non-IFRS exclusions	46	(78)%	(70)	78	35	272	315			312	307	933
Nokia reported	(801)	(5)%	(862)	235	155	263	(208)	(150	)bps	272	243	306

Nokia reported net sales decreased 5% year-on-year. On a constant currency basis, Nokia reported net sales were flat year-on-year.

In our Networks business, our order backlog was strong at the end of Q3 2018, and we continue to expect commercial 5G network deployments to begin near the end of 2018. We continued to build momentum in our end-to-end strategy, with approximately 43% of our sales pipeline now comprised of cross-business group deals. We also continued to make progress with our strategy to diversify and grow by targeting attractive adjacent markets, with continued year-on-year growth in net sales to large enterprise vertical and webscale customers.

In Nokia Technologies, we maintained our strong track record, with 18% year-on-year growth in recurring licensing net sales. The decrease in net sales on a year-on-year basis was primarily due to the absence of approximately EUR 170 million of non-recurring catch-up licensing net sales, which benefitted the year-ago period. We continued to make good progress on licensing agreements. Subsequent to the end of Q3 2018, we extended our patent licensing agreement with Samsung and reiterated our financial guidance for Nokia Technologies.

Nokia reported operating loss amounted to EUR 611 million, compared to EUR 403 million in the year-ago period. This was primarily driven by lower gross profit across all three reportable segments in our Networks business and the absence of approximately EUR 170 million of non-recurring catch-up licensing net sales, which benefitted the year-ago period, partially offset by lower restructuring and associated charges and lower impairment of assets.

Nokia reported diluted EPS amounted to negative EUR 0.13, compared to negative EUR 0.19 in the year-ago period. This was primarily driven by the absence of expenses related to the early redemption of debt, lower restructuring and associated charges and income taxes, partially offset by lower gross profit across all three reportable segments in our Networks business and the absence of approximately EUR 170 million of non-recurring catch-up licensing net sales, which benefitted the year-ago period.

Cash and cash flow in Q3 2018

EUR million, at end of period	Q3’18	Q2’18	QoQ change	Q4’17	YTD change
Total cash and current financial investments(1)	5 612	5 861	(4)%	8 280	(32)%
Net cash and current financial investments(1)	1 876	2 144	(13)%	4 514	(58)%

(1) For details, please refer to note 9, “Net cash and current financial investments”, and note 15, “Performance measures”, in the “Financial statement information” section in this report.

EUR billion

During the third quarter 2018, Nokia’s total cash and current financial investments decreased by EUR 249 million and Nokia’s net cash and current financial investments (“net cash”) decreased by EUR 268 million.

In the third quarter 2018, net cash used in operating activities was EUR 82 million:

•             Nokia’s adjusted profit before changes in net working capital was EUR 354 million in the third quarter 2018.

•             In the third quarter 2018, Nokia experienced a decrease in net cash related to net working capital of approximately EUR 340 million, of which approximately EUR 110 million related to restructuring and associated cash outflows, and approximately EUR 230 million related to an increase in inventories and an increase in receivables, partially offset by an increase in liabilities.

•                  The increase in receivables was approximately EUR 80 million.

•                  The increase in inventories was approximately EUR 270 million, primarily due to our decision to ensure sufficient flexibility to deliver higher levels of equipment sales.

•                  The increase in liabilities was approximately EUR 130 million, primarily due to an increase in accounts payable, partially offset by a decrease in contract liabilities.

In the third quarter 2018, net cash used in investing activities primarily related to capital expenditures of approximately EUR 140 million.

In the third quarter 2018, net cash used in financing activities primarily related to the payment of withholding tax of approximately EUR 130 million, associated with the dividend paid in the second quarter 2018.

Cost savings program

The following table summarizes the financial information related to our cost savings program, as of the end of the third quarter 2018. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program as of the second quarter 2016.

In EUR million, approximately	Q3’18
Opening balance of restructuring and associated liabilities	750
+ Charges in the quarter	70
- Cash outflows in the quarter	110
= Ending balance of restructuring and associated liabilities	710
of which restructuring provisions	580
of which other associated liabilities	130

Total expected restructuring and associated charges	1 750
- Cumulative recorded	1 560
= Charges remaining to be recorded	190

Total expected restructuring and associated cash outflows	2 100
- Cumulative recorded	1 300
= Cash outflows remaining to be recorded	800

The following table summarizes our full year 2016 and 2017 results and future expectations related to our cost savings program and network equipment swaps.

			Actual	Expected amounts for
In EUR million, approximately			Cumulative through	FY 2018		FY 2019 and beyond		Total
rounded to the nearest EUR 50	Actual	Actual	the end of	as of the end of		as of the end of		as of the end of
million	2016	2017	2017	Q2’18	Q3’18	Q2’18	Q3’18	Q2’18	Q3’18
Recurring annual cost savings	550	250	800	400	400	0	0	1 200	1 200
- operating expenses	350	150	500	300	300	0	0	800	800
- cost of sales	200	100	300	100	100	0	0	400	400
Restructuring and associated charges	750	550	1 300	600	450	0	0	1 900	1 750
Restructuring and associated cash outflows	400	550	950	650	600	650	550	2 250	2 100
Charges related to network equipment swaps	150	450	600	650	600	150	100	1 400	1 300
Cash outflows related to network equipment swaps	150	450	600	650	600	150	100	1 400	1 300

We now expect restructuring and associated charges to total EUR 1 750 million and the related cash outflows to total EUR 2 100 million, both of which are EUR 150 million below our previous expectations. In addition, we now expect the charges and cash outflows related to network equipment swaps to total EUR 1 300 million, which is EUR 100 million below our previous expectations.

Note that the above expectations do not reflect the changes resulting from the cost reduction program announced on October 25, 2018. We expect the program to result in a EUR 700 million reduction of non-IFRS annualized operating expenses and production overheads by the end of 2020 compared to the end of 2018, of which EUR 500 million is expected from operating expenses. The restructuring charges and cash outflows are both expected to be EUR 900 million.

Under the cost reduction program announced on October 25, 2018, Nokia is targeting savings from a wide range of areas, including investments in digitalization to drive more automation and productivity; further process and tool simplification; significant reductions in central support functions to reach best-in-class cost levels; prioritization of R&D programs to best create long-term value; a sharp reduction of R&D in legacy products; driving efficiency from further application of our best-in-class common software foundation and innovative software development techniques; the consolidation of selected cross-company activities; and further reductions in real estate and other overhead costs.

Operational highlights

Nokia delivered another solid quarter on its strategic commitments and its 5G leadership position across business groups and geographies.

In the first pillar of our strategy, leading in high-performance, end-to-end networks with communication service providers:

Nokia announced a $3.5 billion, multi-year 5G network deal with T-Mobile to accelerate the deployment of a nationwide 5G network in the US.

In September, AT&T named Nokia as one of its 5G suppliers with the US operator’s announcement to introduce mobile 5G in parts of five additional cities — Houston, Jacksonville, Louisville, New Orleans, and San Antonio — this year.

Also in September, Nokia and Sprint gave the first live demonstration in the US of a 5G New Radio connection over a dual mode-capable Massive MIMO radio.

Earlier in the quarter, Verizon and Nokia completed the first transmission of a 3GPP New Radio 5G signal to a receiver situated in a moving vehicle. The test followed the companies’ successful completion of a series of outdoor data sessions over the 5G New Radio standard.

Nokia announced plans to sell the majority of its IP Video business to Volaris Group of Canada. The transaction is expected to close in Q4 2018.

Idea Cellular in Delhi started to deploy Nokia’s cloud-native core technology as part of the operator’s digitalization effort to meet increasing data and mobile broadband demand.

Ooredoo Myanmar selected Nokia to secure its telecom and ICT networks against cyber threats. Nokia analysed Ooredoo’s systems using Nokia’s Security Risk Index. The Managed Security Service then implemented performance improvements to ensure that critical information assets are adequately protected against known and unknown threats.

Early in the quarter, the consulting and research firm Analysys Mason rated Nokia’s AVA cognitive services platform as the leading Telco AI Ecosystem (TAE) offering in the market. The firm highlighted the AVA platform’s ability, ahead of the competition, to give vendors a single TAE in all their applications and intelligence across multiple systems and enable the optimization of end-to-end processes.

Nokia WING (Worldwide IoT Network Grid) momentum continued with Tele2 IoT launching a new global IoT platform, EnCore, making it the first operator to offer commercial IoT services to enterprises using Nokia WING. In September, WING won the global ‘corporate award’ in the Smart Emerging Technologies category at ITU Telecom World.

In the second pillar of our strategy, expanding network sales to select vertical markets needing high-performing, secure networks:

Nokia and Tencent signed an agreement to accelerate 5G webscale research and applications to benefit millions of Internet users in China.

In the third pillar of our strategy, developing a strong, standalone software business at scale:

Telia Company chose Nokia’s NetGuard Identity Access Manager to enhance security across the operator’s networks in Sweden and Finland.

Also in the quarter, the Nokia Intelligent Care Assistant solution was introduced into the Salesforce AppExchange. The Nokia Intelligent Care Assistant integrates the Salesforce Service Cloud with Nokia’s Autonomous Customer Care software, equipping agents with insights to improve customer satisfaction and enrich and monetize digital experiences.

In the quarter, Nokia Software demonstrated the strength of its portfolio, as well as orders and net sales momentum, by winning major accounts including British Telecom, Telenor One Europe, STC, Telefonica UK and Sky.

In the fourth pillar of our strategy, which is now focused exclusively on licensing:

Nokia announced that it expects the licensing rate for the Nokia 5G standard essential patent (SEP) portfolio to be capped at EUR 3 per mobile phone. Nokia said its licensing practices for licensing 5G SEPs for mobile phones will be consistent with its licensing undertakings made to relevant standard setting organizations.

Nokia’s brand licensee, HMD Global, continued the refresh of its smartphone portfolio with the launch of the Nokia 6.1 Plus and Nokia 5.1 Plus. HMD also announced plans to double its manufacturing capacity in India to satisfy demand.

In the quarter, Nokia expanded choice for licensees in the automotive sector by joining the Avanci licensing platform.

Also, subsequent to the end of Q3 2018, Nokia extended its patent licensing agreement with Samsung. Nokia will follow its existing practices for disclosing patent licensing revenue in its quarterly announcements and expects that revenues for the extended agreement will start to be recognized in the first quarter of 2019.

Nokia’s Networks business, Q3 2018 compared to Q3 2017

EUR million	Q3’18	Q3’17	YoY change		Constant currency YoY change	Q1- Q3’18	Q1- Q3’17	YoY change		Constant currency YoY change
Net sales	4 888	4 823	1%		3%	13 906	14 696	(5)%		0%
Ultra Broadband Networks	2 125	2 099	1%		2%	6 038	6 500	(7)%		(2)%
Global Services	1 380	1 359	2%		5%	3 945	4 168	(5)%		1%
IP Networks and Applications	1 383	1 365	1%		3%	3 924	4 028	(3)%		3%
Gross profit	1 754	1 860	(6)%			4 935	5 739	(14)%
Gross margin %	35.9%	38.6%	(270	)bps		35.5%	39.1%	(360	)bps
R&D	(877)	(918)	(4)%			(2 685)	(2 777)	(3)%
SG&A	(629)	(646)	(3)%			(1 894)	(1 965)	(4)%
Other income and expenses	(2)	38				2	67
Operating profit/(loss)	246	334	(26)%			358	1 064	(66)%
Ultra Broadband Networks	75	78	(4)%			209	514	(59)%
Global Services	58	110	(47)%			62	289	(79)%
IP Networks and Applications	113	146	(23)%			87	260	(67)%
Operating margin %	5.0%	6.9%	(190	)bps		2.6%	7.2%	(460	)bps

Net sales by region

EUR million	Q3’18	Q3’17	YoY change	Constant currency YoY change	Q1-Q3’18	Q1-Q3’17	YoY change	Constant currency YoY change
Asia-Pacific	1 043	1 003	4%	7%	2 874	3 075	(7)%	0%
Europe	1 040	1 042	0%	1%	3 065	3 109	(1)%	0%
Greater China	536	630	(15)%	(14)%	1 527	1 812	(16)%	(13)%
Latin America	312	304	3%	12%	900	829	9%	21%
Middle East & Africa	428	478	(10)%	(10)%	1 297	1 311	(1)%	5%
North America	1 531	1 367	12%	12%	4 243	4 559	(7)%	0%
Total	4 888	4 823	1%	3%	13 906	14 696	(5)%	0%

Ultra Broadband Networks, Q3 2018 compared to Q3 2017

EUR million	Q3’18	Q3’17	YoY change		Constant currency YoY change	Q1- Q3’18	Q1- Q3’17	YoY change		Constant currency YoY change
Net sales	2 125	2 099	1%		2%	6 038	6 500	(7)%		(2)%
Mobile Networks	1 623	1 598	2%		2%	4 601	4 951	(7)%		(2)%
Fixed Networks	502	501	0%		1%	1 437	1 549	(7)%		(3)%
Gross profit	905	928	(2)%			2 682	3 100	(13)%
Gross margin %	42.6%	44.2%	(160	)bps		44.4%	47.7%	(330	)bps
R&D	(562)	(581)	(3)%			(1 699)	(1 745)	(3)%
SG&A	(265)	(290)	(9)%			(785)	(883)	(11)%
Other income and expenses	(2)	20				11	43
Operating profit/(loss)	75	78	(4)%			209	514	(59)%
Operating margin %	3.5%	3.7%	(20	)bps		3.5%	7.9%	(440	)bps

Ultra Broadband Networks net sales increased 1% year-on-year, primarily due to Mobile Networks, which benefitted from growth in small cells. On a constant currency basis, Ultra Broadband Networks net sales increased 2%.

The decrease in Ultra Broadband Networks gross profit was primarily due to lower gross margin in Mobile Networks, partially offset by higher net sales in Mobile Networks. Our gross margin performance in Mobile Networks was driven by price erosion exceeding cost erosion in Asia-Pacific, North America, Greater China and Middle East & Africa, partially offset by favorable regional mix, with a larger proportion of net sales in North America.

The decrease in Ultra Broadband Networks R&D expenses was primarily due to Mobile Networks, primarily due to progress related to Nokia’s cost savings program and lower incentive accruals.

The decrease in Ultra Broadband Networks SG&A expenses was primarily due to Mobile Networks, primarily due to progress related to Nokia’s cost savings program, partially offset by higher costs related to 5G customer trials.

The net negative fluctuation in other income and expenses was primarily due to foreign exchange hedging.

Global Services, Q3 2018 compared to Q3 2017

EUR million	Q3’18	Q3’17	YoY change		Constant currency YoY change	Q1- Q3’18	Q1- Q3’17	YoY change		Constant currency YoY change
Net sales	1 380	1 359	2%		5%	3 945	4 168	(5)%		1%
Gross profit	238	280	(15)%			611	828	(26)%
Gross margin %	17.2%	20.6%	(340	)bps		15.5%	19.9%	(440	)bps
R&D	(21)	(20)	5%			(65)	(64)	2%
SG&A	(157)	(155)	1%			(481)	(478)	1%
Other income and expenses	(3)	6				(3)	3
Operating profit/(loss)	58	110	(47)%			62	289	(79)%
Operating margin %	4.2%	8.1%	(390	)bps		1.6%	6.9%	(530	)bps

Global Services net sales increased 2% year-on-year, primarily due to managed services and network planning and optimization, partially offset by care. On a constant currency basis, Global Services net sales increased 5%.

The decrease in Global Services gross profit was primarily due to lower gross margin in network implementation and managed services, partially offset by lower incentive accruals.

IP Networks and Applications, Q3 2018 compared to Q3 2017

EUR million	Q3’18	Q3’17	YoY change		Constant currency YoY change	Q1- Q3’18	Q1- Q3’17	YoY change		Constant currency YoY change
Net sales	1 383	1 365	1%		3%	3 924	4 028	(3)%		3%
IP/Optical Networks	1 021	1 011	1%		3%	2 889	2 949	(2)%		4%
IP Routing	609	682	(11)%		(9)%	1 751	1 957	(11)%		(5)%
Optical Networks	412	329	25%		29%	1 139	992	15%		22%
Nokia Software	363	354	3%		4%	1 034	1 079	(4)%		1%
Gross profit	611	652	(6)%			1 642	1 812	(9)%
Gross margin %	44.2%	47.8%	(360	)bps		41.8%	45.0%	(320	)bps
R&D	(294)	(316)	(7)%			(921)	(969)	(5)%
SG&A	(207)	(201)	3%			(628)	(604)	4%
Other income and expenses	3	11				(6)	21
Operating profit/(loss)	113	146	(23)%			87	260	(67)%
Operating margin %	8.2%	10.7%	(250	)bps		2.2%	6.5%	(430	)bps

IP Networks and Applications net sales increased 1% year-on-year. On a constant currency basis, IP Networks and Applications net sales increased 3%.

The increase in IP/Optical Networks net sales was due to optical networks driven by our strong portfolio. This was partially offset by IP routing, which was adversely affected by component shortages in our supply chain.

The increase in Nokia Software net sales was primarily due to emerging products and digital networks, partially offset by digital intelligence. The net sales performance of Nokia Software continued to benefit from the investments to build a dedicated software sales force with specialized go-to-market capabilities, supported by continued strong demand for our market leading software portfolio based on a cloud-native Common Software Foundation.

The decrease in IP Networks and Applications gross profit was primarily due to IP/Optical Networks, driven by IP routing, partially offset by optical networks. The overall decrease in gross profit was primarily due to lower gross margin, partially offset by higher net sales. Our gross margin performance in IP/Optical Networks was driven by price erosion exceeding cost erosion primarily in IP routing, as well as product mix, with a higher proportion of optical networks net sales.

The decrease in IP Networks and Applications R&D expenses was due to both IP/Optical Networks and Nokia Software. The decrease in IP/Optical networks was primarily due to net positive foreign exchange fluctuations. On a constant currency basis, IP/Optical Networks R&D was approximately flat. The decrease in Nokia Software R&D expenses was primarily due to improved productivity, following the ongoing implementation of a common software foundation.

Nokia Technologies, Q3 2018 compared to Q3 2017

EUR million	Q3’18	Q3’17	YoY change		Constant currency YoY change	Q1- Q3’18	Q1- Q3’17	YoY change		Constant currency YoY change
Net sales	351	483	(27)%		(27)%	1 077	1 099	(2)%		(2)%
Gross profit	350	473	(26)%			1 058	1 059	0%
Gross margin %	99.7%	97.9%	180	bps		98.2%	96.4%	180	bps
R&D	(28)	(58)	(52)%			(107)	(178)	(40)%
SG&A	(30)	(25)	20%			(94)	(133)	(29)%
Other income and expenses	(1)	0				(2)	(12)
Operating profit/(loss)	290	390	(26)%			856	736	16%
Operating margin %	82.6%	80.7%	190	bps		79.5%	67.0%	1 250	bps

Nokia Technologies net sales decreased 27% year-on-year, on both a reported and constant currency basis.

The entire EUR 351 million of net sales in the third quarter 2018 related to patent and brand licensing. Of the EUR 483 million of net sales in the third quarter 2017, EUR 474 million related to patent and brand licensing and EUR 9 million related to digital health and digital media.

The decrease in Nokia Technologies net sales was primarily due to the absence of approximately EUR 180 million of non-recurring catch-up licensing net sales, which benefitted the third quarter 2017. This was partially offset by higher recurring licensing net sales and higher brand licensing net sales. Nokia Technologies non-recurring catch-up licensing net sales in the third quarter 2018 amounted to approximately zero. In the third quarter 2017, non-recurring catch-up licensing net sales were approximately EUR 180 million.

The decrease in Nokia Technologies gross profit was due to lower net sales.

The decrease in Nokia Technologies R&D expenses was primarily due to reduced investments in digital media, lower patent portfolio costs and lower costs related to digital health following the sale of our digital health business on May 31, 2018.

The increase in Nokia Technologies SG&A expenses was primarily due to the absence of a reimbursement related to the settled arbitration, which benefitted the third quarter 2017. Excluding this, SG&A expenses would have decreased year-on-year, primarily due to lower costs related to digital health following the sale of our digital health business on May 31, 2018.

Group Common and Other, Q3 2018 compared to Q3 2017

EUR million	Q3’18	Q3’17	YoY change		Constant currency YoY change	Q1- Q3’18	Q1- Q3’17	YoY change		Constant currency YoY change
Net sales	235	251	(6)%		(4)%	765	812	(6)%		(2)%
Gross profit	37	32	16%			126	113	12%
Gross margin %	15.7%	12.7%	300	bps		16.5%	13.9%	260	bps
R&D	(66)	(59)	12%			(207)	(201)	3%
SG&A	(51)	(50)	2%			(149)	(158)	(6)%
Other income and expenses	32	20				76	29
Operating profit/(loss)	(49)	(56)				(153)	(217)
Operating margin %	(20.9)%	(22.3)%	140	bps		(20.0)%	(26.7)%	670	bps

Group Common and Other net sales decreased 6% year-on-year. On a constant currency basis, Group Common and Other net sales decreased 4%.

The decrease in Group Common and Other net sales was primarily due to Alcatel Submarine Networks, partially offset by Radio Frequency Systems. The decrease in Alcatel Submarine Networks was primarily due to the completion of a large project, which benefitted the third quarter 2017.

The net positive fluctuation in other income and expenses was primarily due to gains in Nokia’s venture fund investments, partially offset by the absence of the unwinding of a reinsurance contract, which benefitted the third quarter 2017.

Shares

The total number of Nokia shares on September 30, 2018, equaled 5 635 550 659. On September 30, 2018, Nokia and its subsidiary companies owned 43 937 039 Nokia shares, representing approximately 0.8% of the total number of Nokia shares and voting rights.

Financial statement information

Consolidated income statement (condensed, unaudited)

	Reported	Reported	Reported	Reported	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS
EUR million	Q3’18	Q3’17	Q1-Q3’18	Q1-Q3’17	Q3’18	Q3’17	Q1-Q3’18	Q1-Q3’17
Net sales (notes 2, 3, 4)	5 458	5 500	15 695	16 496	5 461	5 537	15 708	16 555
Cost of sales	(3 439)	(3 315)	(10 010)	(9 950)	(3 320)	(3 172)	(9 588)	(9 643)
Gross profit (notes 2, 3)	2 019	2 185	5 684	6 546	2 141	2 365	6 120	6 911
Research and development expenses	(1 123)	(1 212)	(3 455)	(3 690)	(971)	(1 034)	(2 998)	(3 156)
Selling, general and administrative expenses	(870)	(860)	(2 530)	(2 685)	(710)	(721)	(2 138)	(2 257)
Other income and expenses	(80)	(343)	(310)	(573)	28	58	76	84
Operating (loss)/profit (notes 2, 3)	(54)	(230)	(611)	(403)	487	668	1 060	1 583
Share of results of associated companies and joint ventures	2	1	(6)	(5)	2	1	(6)	(5)
Financial income and expenses (note 10)	(60)	(63)	(224)	(496)	(48)	(63)	(247)	(207)
(Loss)/profit before tax (note 2)	(112)	(292)	(841)	(904)	442	605	807	1 370
Income tax (expense)/benefit	(15)	102	89	(154)	(133)	(90)	(275)	(211)
(Loss)/profit from continuing operations (note 2)	(127)	(190)	(752)	(1 058)	309	516	532	1 159
(Loss)/profit attributable to equity holders of the parent	(127)	(192)	(745)	(1 088)	309	514	539	1 160
Non-controlling interests	0	2	(7)	30	0	2	(7)	0
Profit/(loss) from discontinued operations (note 6)	48	9	211	(19)	0	0	0	0
Profit/(loss) attributable to equity holders of the parent	48	9	211	(19)	0	0	0	0
Non-controlling interests	0	0	0	0	0	0	0	0
(Loss)/profit for the period	(79)	(181)	(541)	(1 078)	309	516	532	1 159
(Loss)/profit attributable to equity holders of the parent	(79)	(183)	(533)	(1 108)	309	514	539	1 160
Non-controlling interests	0	2	(7)	30	0	2	(7)	0

Earnings per share, EUR (for profit/(loss) attributable to equity holders of the parent)
Basic earnings per share
Continuing operations	(0.02)	(0.03)	(0.13)	(0.19)	0.06	0.09	0.10	0.20
Discontinued operations	0.01	0.00	0.04	0.00	0.00	0.00	0.00	0.00
(Loss)/profit for the period	(0.01)	(0.03)	(0.10)	(0.20)	0.06	0.09	0.10	0.20
Diluted earnings per share
Continuing operations	(0.02)	(0.03)	(0.13)	(0.19)	0.06	0.09	0.10	0.20
Discontinued operations	0.01	0.00	0.04	0.00	0.00	0.00	0.00	0.00
(Loss)/profit for the period	(0.01)	(0.03)	(0.10)	(0.20)	0.06	0.09	0.10	0.20
Average number of shares (‘000 shares)
Basic
Continuing operations	5 588 225	5 636 547	5 586 484	5 671 764	5 588 225	5 636 547	5 586 484	5 671 764
Discontinued operations	5 588 225	5 636 547	5 586 484	5 671 764	5 588 225	5 636 547	5 586 484	5 671 764
(Loss)/profit for the period	5 588 225	5 636 547	5 586 484	5 671 764	5 588 225	5 636 547	5 586 484	5 671 764
Diluted
Continuing operations	5 588 225	5 636 547	5 586 484	5 671 764	5 606 518	5 652 491	5 612 484	5 687 867
Discontinued operations	5 606 518	5 652 491	5 612 484	5 671 764	5 606 518	5 652 491	5 612 484	5 687 867
(Loss)/profit for the period	5 588 225	5 636 547	5 586 484	5 671 764	5 606 518	5 652 491	5 612 484	5 687 867
From continuing operations:
Depreciation and amortization (notes 2, 3)	(356)	(400)	(1 088)	(1 211)	(124)	(142)	(382)	(429)

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

Consolidated statement of comprehensive income (condensed, unaudited)

	Reported	Reported	Reported	Reported
EUR million	Q3’18	Q3’17	Q1-Q3’18	Q1-Q3’17

Loss for the period	(79)	(181)	(541)	(1 078)

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	28	178	462	475
Income tax related to items that will not be reclassified to profit or loss	(8)	(67)	(121)	(180)
Items that may be reclassified subsequently to profit or loss:
Translation differences	(41)	(489)	229	(1 626)
Net investment hedges	38	124	(14)	400
Cash flow hedges	5	9	(77)	82
Financial assets at fair value through other comprehensive income	(20)	0	(62)	0
Available-for-sale investments	0	(46)	0	(69)
Other increase, net	0	1	3	7
Income tax related to items that may be reclassified subsequently to profit or loss	(4)	(22)	29	(91)

Other comprehensive (loss)/income, net of tax	(2)	(312)	449	(1 002)

Total comprehensive loss	(81)	(493)	(92)	(2 080)

Attributable to:
Equity holders of the parent	(80)	(492)	(84)	(2 059)
Non-controlling interests	(1)	0	(8)	(20)
	(81)	(493)	(92)	(2 080)

Attributable to equity holders of the parent:
Continuing operations	(128)	(502)	(295)	(2 040)
Discontinued operations	48	10	211	(19)
	(80)	(492)	(84)	(2 059)

Attributable to non-controlling interests:
Continuing operations	(1)	0	(8)	(20)
Discontinued operations	0	0	0	0
	(1)	0	(8)	(20)

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

Consolidated statement of financial position (condensed, unaudited)

EUR million	September 30, 2018	September 30, 2017	December 31, 2017
ASSETS
Goodwill	5 410	5 302	5 248
Other intangible assets	3 424	4 289	3 971
Property, plant and equipment	1 753	1 824	1 853
Investments in associated companies and joint ventures	125	112	128
Non-current financial investments(1) (notes 10, 14)	747	848	816
Deferred tax assets (notes 8, 14)	4 898	5 457	4 582
Other non-current financial assets (notes 10, 14)	335	267	215
Defined benefit pension assets (note 7)	4 233	3 892	3 979
Other non-current assets	316	319	368
Non-current assets	21 241	22 309	21 160
Inventories	3 179	3 028	2 646
Trade receivables (notes 10, 14)	4 784	6 833	6 880
Contract assets (note 14)	1 878	0	0
Prepaid expenses and accrued income	1 070	1 426	1 259
Social security, VAT and other indirect taxes	534	558	552
Divestment related receivables	73	81	79
Other (note 14)	464	786	628
Current income tax assets	483	315	475
Other financial assets (notes 10, 14)	253	307	302
Current financial investments(1) (notes 10, 14)	813	1 182	911
Cash and cash equivalents (notes 10, 14)	4 799	5 394	7 369
Current assets	17 259	18 485	19 841
Assets held for sale	34	40	23
Total assets	38 533	40 833	41 024

	September 30, 2018	September 30, 2017	December 31, 2017
SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	429	439	447
Treasury shares	(417)	(1 369)	(1 480)
Translation differences	(712)	(773)	(932)
Fair value and other reserves (note 14)	1 070	783	1 094
Reserve for invested non-restricted equity	15 608	15 616	15 616
(Accumulated deficit)/retained earnings(2) (note 14)	(1 253)	1 541	1 147
Capital and reserves attributable to equity holders of the parent	14 971	16 483	16 138
Non-controlling interests	68	74	80
Total equity	15 039	16 557	16 218
Long-term interest-bearing liabilities (notes 10, 12)	2 768	3 501	3 457
Deferred tax liabilities (notes 8, 14)	414	498	413
Defined benefit pension and post-retirement liabilities (note 7)	4 244	4 536	4 440
Contract liabilities (note 14)	1 139	0	0
Deferred revenue and other long-term liabilities	920	3 260	2 986
Advance payments and deferred revenue (note 14)	808	2 349	2 204
Other(2) (note 10)	113	912	782
Provisions (note 11)	612	845	766
Non-current liabilities	10 097	12 640	12 063
Short-term interest-bearing liabilities (notes 10, 12)	967	344	309
Other financial liabilities (note 10)	952	226	268
Current income tax liabilities(3)	206	368	383
Trade payables (note 10)	4 026	3 541	3 996
Contract liabilities (note 14)	2 583	0	0
Accrued expenses, deferred revenue and other liabilities	3 695	6 023	6 666
Advance payments and deferred revenue (note 14)	462	3 182	3 513
Salaries, wages and social charges	1 327	1 419	1 551
Other	1 906	1 422	1 603
Provisions(3) (note 11)	969	1 134	1 122
Current liabilities	13 398	11 636	12 744
Total shareholders’ equity and liabilities	38 533	40 833	41 024

Interest-bearing liabilities, EUR million	3 736	3 845	3 766
Shareholders’ equity per share, EUR	2.68	2.94	2.89
Number of shares (1 000 shares, excluding treasury shares)	5 591 614	5 605 710	5 579 517

(1)Related to the adoption of IFRS 9, Financial Instruments on January 1, 2018, financial instruments previously presented within “Available for sale investments” are now presented within “Non-current financial investments”, and financial instruments previously presented within “Available for sale investments, liquid assets” and “Investments at fair value through profit and loss, liquid assets” are now presented within “Current financial investments”. Despite the changes in the presentation of comparatives, IFRS 9 has not been adopted retrospectively.

(2)Comparatives for September 30, 2017, have been revised to reflect an adjustment of EUR 105 million made in the fourth quarter 2017 to other long-term liabilities in relation to the NSB financial liability with an offsetting impact to retained earnings.

(3)Comparatives for September 30, 2017, have been revised to reflect the change in presentation of interest and penalties related to income taxes from current income tax liabilities to provisions.

The above condensed consolidated balance sheet should be read in conjunction with accompanying notes.

Consolidated statement of cash flows (condensed, unaudited)

EUR million	Q3’18	Q3’17	Q1-Q3’18	Q1-Q3’17
Cash flow from operating activities
Loss for the period	(79)	(181)	(541)	(1 078)
Adjustments
Depreciation and amortization	356	400	1 088	1 211
Restructuring charges	43	242	198	447
Financial income and expenses	60	53	144	411
Income tax (benefit)/expense	(33)	(98)	(210)	160
Other	7	171	99	184
Change in net working capital
(Increase)/decrease in receivables	(84)	(875)	193	(492)
Increase in inventories	(273)	(143)	(576)	(668)
Increase/(decrease) in non-interest-bearing liabilities	18	(72)	(962)	540
Cash from/(used in) operations	15	(503)	(567)	715
Interest received	11	7	53	41
Interest paid	(18)	(50)	(134)	(406)
Income taxes, net paid	(90)	(198)	(378)	(529)
Net cash used in operating activities	(82)	(744)	(1 026)	(179)
Cash flow from investing activities
Capital expenditures	(137)	(156)	(501)	(448)
Proceeds from sale of fixed assets	18	8	38	36
Acquisition of businesses, net of cash acquired	0	(3)	(31)	(392)
Proceeds from disposal of businesses, net of disposed cash	0	(15)	0	(16)
Purchase of current financial investments	(541)	(530)	(1 720)	(2 154)
Proceeds from maturities and sale of current financial investments	597	609	1 816	2 772
Purchase of non-current financial investments	(50)	(28)	(98)	(64)
Proceeds from sale of non-current financial investments	19	79	80	161
Other	(2)	(8)	(2)	(20)
Net cash used in investing activities	(96)	(44)	(418)	(125)
Cash flow from financing activities
Proceeds from stock option exercises	0	1	0	1
Purchase of treasury shares	0	(244)	0	(657)
Purchase of equity instruments of subsidiaries	0	(8)	0	(38)
Proceeds from long-term borrowings	0	0	75	2 124
Repayment of long-term borrowings	(10)	(25)	(27)	(2 044)
Proceeds from/(repayment of) short-term borrowings	81	(23)	(19)	(4)
Dividends paid and other contributions to shareholders	(131)	(127)	(1 081)	(970)
Net cash used in financing activities	(60)	(426)	(1 052)	(1 588)
Foreign exchange adjustment	44	(39)	(74)	(211)
Net decrease in cash and cash equivalents	(194)	(1 253)	(2 570)	(2 103)
Cash and cash equivalents at beginning of period	4 993	6 647	7 369	7 497
Cash and cash equivalents at end of period	4 799	5 394	4 799	5 394

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

Consolidated statement of changes in shareholders’ equity (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	(Accumulated deficit)/retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
January 1, 2017	246	439	(881)	483	488	15 731	3 588	20 094	881	20 975
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	291	0	0	291	0	291
Translation differences	0	0	0	(1 576)	0	0	0	(1 576)	(50)	(1 626)
Net investment hedges, net of tax	0	0	0	320	0	0	0	320	0	320
Cash flow hedges, net of tax	0	0	0	0	65	0	0	65	0	65
Available-for-sale investments, net of tax	0	0	0	0	(63)	0	0	(63)	0	(63)
Other increase/decrease, net	0	0	0	0	3	0	10	12	0	12
Loss for the period	0	0	0	0	0	0	(1 108)	(1 108)	30	(1 078)
Total comprehensive loss	0	0	0	(1 256)	295	0	(1 098)	(2 059)	(20)	(2 080)
Share-based payment	0	59	0	0	0	0	0	59	0	59
Excess tax benefit on share-based payment	0	0	0	0	0	0	0	0	0	0
Settlement of performance and restricted shares	0	(61)	154	0	0	(115)	0	(22)	0	(22)
Acquisition of treasury shares	0	0	(642)	0	0	0	0	(642)	0	(642)
Stock options exercise	0	0	0	0	0	1	0	1	0	1
Dividends	0	0	0	0	0	0	(963)	(963)	(7)	(970)
Disposal of subsidiaries	0	0	0	0	0	0	0	0	(9)	(9)
Acquisitions through business combinations	0	0	0	0	0	0	0	0	17	17
Acquisition of non-controlling interests	0	0	0	0	0	0	12	12	(788)	(776)
Other movements	0	1	0	0	0	0	3	4	0	4
Total of other equity movements	0	0	(488)	0	0	(115)	(948)	(1 551)	(787)	(2 338)
September 30, 2017	246	439	(1 369)	(773)	783	15 616	1 541	16 483	74	16 557

December 31, 2017	246	447	(1 480)	(932)	1 094	15 616	1 147	16 138	80	16 218
Adoption of IFRS 9 and IFRS 15 (note 14)	0	0	0	0	(252)	0	198	(54)	0	(54)
January 1, 2018	246	447	(1 480)	(932)	843	15 616	1 345	16 083	80	16 163
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	336	0	0	336	0	336
Translation differences	0	0	0	231	0	0	0	231	(1)	230
Net investment hedges, net of tax	0	0	0	(11)	0	0	0	(11)	0	(11)
Cash flow hedges, net of tax	0	0	0	0	(61)	0	0	(61)	0	(61)
Financial assets at fair value through other comprehensive income, net of tax (note 10)	0	0	0	0	(52)	0	0	(52)	0	(52)
Other increase/decrease, net	0	0	0	0	5	0	1	6	0	6
Loss for the period	0	0	0	0	0	0	(533)	(533)	(7)	(541)
Total comprehensive loss	0	0	0	221	228	0	(532)	(84)	(8)	(92)
Share-based payment	0	51	0	0	0	0	0	51	0	51
Excess tax benefit on share-based payment	0	6	0	0	0	0	0	6	0	6
Settlement of performance and restricted shares	0	(76)	63	0	0	(8)	0	(21)	0	(21)
Cancellation of treasury shares	0	0	1 000	0	0	0	(1 000)	0	0	0
Dividends	0	0	0	0	0	0	(1 063)	(1 063)	(5)	(1 068)
Acquisition of non-controlling interests	0	0	0	0	0	0	(1)	(1)	1	0
Total of other equity movements	0	(18)	1 063	0	0	(8)	(2 065)	(1 028)	(4)	(1 032)
September 30, 2018	246	429	(417)	(712)	1 070	15 608	(1 253)	14 971	68	15 039

The above condensed consolidated statement of changes in shareholders’ equity should be read in conjunction with accompanying notes.

Notes to Financial statements

1. BASIS OF PREPARATION

This unaudited, consolidated, condensed financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting. This consolidated, condensed financial statement information should be read in conjunction with the financial statements for 2017, which have been prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the financial statements for 2017 with the exception of changes resulting from adoption of IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers as described in note 14, “New accounting standards”.

This financial report was authorized for issue by management on October 24, 2018.

Nokia presents financial information on reported, non-IFRS and constant currency basis. Non-IFRS measures presented in this document exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. In order to allow full visibility on determining non-IFRS results, information on non-IFRS exclusions is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

Non-IFRS or constant currency financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and either of these financial measures as used by Nokia may not be comparable to similarly titled measures used by other companies or persons.

On July 3, 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”) commenced operations of the new joint venture Nokia Shanghai Bell (“NSB”). As part of the NSB definitive agreements, China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect its conditional obligation to China Huaxin, Nokia recorded the present value of the expected future cash settlement as a financial liability of EUR 737 million within other long-term liabilities and derecognised its non-controlling interest balance of EUR 772 million related to NSB with the difference recorded within retained earnings. The recognition of the present value discount on the financial liability is recorded as interest expense and any changes in the estimated future cash settlement are recorded within financial income and expense. In the third quarter 2018, Nokia reclassified the financial liability from non-current liabilities to current liabilities which is in line with the option exercise period.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

New and amended standards and interpretations adopted

On January 1, 2018, Nokia adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers. The nature of new standards, impact of adoption on Nokia’s consolidated financial statements and changes to Nokia’s accounting policies resulting from the adoption are described in detail in note 14, “New accounting standards”. Other amendments and interpretations that became effective on January 1, 2018, did not have a material impact on Nokia’s consolidated financial statements.

Standards issued but not yet effective

IFRS 16, Leases, issued in January 2016, sets out the requirements for the recognition, measurement, presentation and disclosure of leases. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities for substantially all leases in the consolidated statement of financial position. Nokia will adopt IFRS 16 on the effective date of January 1, 2019 using the cumulative catch-up transition method, whereby the cumulative effect of initially applying IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings on January 1, 2019 and comparative information will not be restated. Nokia is currently assessing the full impact of IFRS 16 but the initial expectation is that the main impact from adoption relates to the recognition and disclosure of Nokia’s real estate related operating leases. In the consolidated financial statements for the quarter ended September 30, 2018, Nokia disclosed non-cancellable operating lease commitments of EUR 1 022 million, of which the majority relates to real estate operating lease commitments. Nokia expects that the non-cancellable operating lease commitments calculated in accordance with current lease accounting requirements will differ from the right of use assets and related lease liabilities recorded as part of the adoption of IFRS 16.

Other revisions, amendments and interpretations to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia’s consolidated financial statements when adopted.

Currency exposures, approximately (unaudited)

	Q3’18		Q3’17		Q2’18
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~30%	~25%	~30%	~25%	~30%
USD	~45%	~45%	~45%	~45%	~45%	~45%
CNY	~10%	~10%	~10%	~10%	~10%	~10%
Other	~20%	~15%	~20%	~15%	~20%	~15%
Total	100%	100%	100%	100%	100%	100%

End of Q3’18 balance sheet rate 1 EUR = 1.16 USD, end of Q3’17 balance sheet rate 1 EUR = 1.18 USD and end of Q2’18 balance sheet rate 1 EUR = 1.17 USD

Exchange rates

Nokia is a company with global operations and net sales derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

2. NON-IFRS TO REPORTED RECONCILIATION (unaudited)

In addition to information on our reported IFRS results, Nokia provides certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS measures presented in this document exclude costs related to the Acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Nokia believes that the non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Q3’18 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	5 461	(3 320)	(971)	(710)	28	487	(48)	(133)	309	309	0
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(3)					(3)		1	(2)	(2)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(1)	(143)	(88)		(232)		54	(178)	(178)
Transaction and related costs, including integration costs		(1)		(71)		(73)		16	(57)	(57)
Restructuring and associated charges					(74)	(75)		14	(61)	(61)
Product portfolio strategy costs		(116)	(9)		(5)	(130)		26	(103)	(103)
Impairment of assets					(16)	(16)		4	(13)	(13)
Divestment of businesses					(16)	(16)		4	(12)	(12)
Gain on sale of fixed assets					4	4		(1)	3	3
Change in financial liability to acquire NSB non-controlling interest						0	(31)		(31)	(31)
Release of cumulative exchange differences related to abandonment of foreign operations						0	19		19	19
Total non-IFRS exclusions	(4)	(118)	(152)	(160)	(108)	(541)	(12)	118	(436)	(436)	0
Reported	5 458	(3 439)	(1 123)	(870)	(80)	(54)	(60)	(15)	(127)	(127)	0

Q3’17 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	5 537	(3 172)	(1 034)	(721)	58	668	(63)	(90)	516	514	2
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(18)					(18)		5	(13)	(13)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(2)	(158)	(99)	1	(258)		77	(180)	(180)
Transaction and related costs, including integration costs		(2)		(39)		(42)		10	(32)	(32)
Restructuring and associated charges				(1)	(259)	(260)		63	(197)	(197)
Product portfolio strategy costs	(20)	(139)	(19)		(1)	(179)		36	(143)	(143)
Impairment of assets					(141)	(141)			(141)	(141)
Total non-IFRS exclusions	(38)	(143)	(177)	(139)	(401)	(898)	0	192	(706)	(706)	0
Reported	5 500	(3 315)	(1 212)	(860)	(343)	(230)	(63)	102	(190)	(192)	2

Q1-Q3’18 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	15 708	(9 588)	(2 998)	(2 138)	76	1 060	(247)	(275)	532	539	(7)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(13)					(13)		4	(8)	(8)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(4)	(433)	(269)		(706)		164	(542)	(542)
Transaction and related costs, including integration costs		(5)	(1)	(122)		(128)		28	(100)	(100)
Restructuring and associated charges				(1)	(261)	(262)		53	(210)	(210)
Product portfolio strategy costs		(413)	(23)		(5)	(441)		89	(353)	(353)
Impairment of assets					(48)	(48)		11	(37)	(37)
Divestment of businesses					(35)	(35)		4	(30)	(30)
Fair value changes of legacy IPR fund					(42)	(42)		10	(32)	(32)
Gain on sale of fixed assets					4	4		(1)	3	3
Change in financial liability to acquire NSB non-controlling interest						0	(15)		(15)	(15)
Release of cumulative exchange differences related to abandonment of foreign operations						0	38	1	39	39
Deferred tax valuation allowance						0		(12)	(12)	(12)
Operating model integration						0		13	13	13
Total non-IFRS exclusions	(13)	(422)	(456)	(393)	(386)	(1 671)	23	364	(1 284)	(1 284)	0
Reported	15 695	(10 010)	(3 455)	(2 530)	(310)	(611)	(224)	89	(752)	(745)	(7)

Q1-Q3’17 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	16 555	(9 643)	(3 156)	(2 257)	84	1 583	(207)	(211)	1 159	1 160	0
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(39)					(39)		12	(27)	(27)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(5)	(479)	(299)		(782)		229	(554)	(553)	(1)
Transaction and related costs, including integration costs		(16)		(127)		(143)		30	(113)	(113)
Restructuring and associated charges				(3)	(499)	(502)		122	(380)	(380)
Product portfolio strategy costs	(20)	(285)	(55)		(17)	(376)		79	(298)	(329)	31
Impairment of assets					(141)	(141)			(141)	(141)
Early redemption cost of debt						0	(220)	44	(176)	(176)
Uncertain tax position in Germany						0	(69)	(137)	(206)	(206)
Deferred tax valuation allowance						0		(77)	(77)	(77)
Operating model integration						0		(245)	(245)	(245)
Total non-IFRS exclusions	(59)	(307)	(534)	(428)	(658)	(1 986)	(289)	57	(2 218)	(2 248)	30
Reported	16 496	(9 950)	(3 690)	(2 685)	(573)	(403)	(496)	(154)	(1 058)	(1 088)	30

3. SEGMENT INFORMATION (unaudited)

Nokia has two businesses: Nokia’s Networks business and Nokia Technologies, and four reportable segments for financial reporting purposes: (1) Ultra Broadband Networks, (2) Global Services and (3) IP Networks and Applications within Nokia’s Networks business; and (4) Nokia Technologies. Segment-level information for Group Common and Other is also presented.

Nokia has aggregated Mobile Networks and Fixed Networks operating segments to one reportable segment, Ultra Broadband Networks; and IP/Optical Networks and Nokia Software(1) operating segments to one reportable segment, IP Networks and Applications. The aggregated operating segments have similar economic characteristics, such as long-term margins; have similar products, production processes, distribution methods and customers; and operate in a similar regulatory environment.

The President and CEO is the chief operating decision maker and monitors the operating results of operating and reportable segments for the purpose of making decisions about resource allocation and performance assessment. Key financial performance measures of the segments include primarily net sales and operating profit. The evaluation of segment performance and allocation of resources is based on non-IFRS operating profit.

Accounting policies of the segments are the same as those described in note 2, “Significant accounting policies” of our Annual Report for 2017. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices. Non-IFRS exclusions are not allocated to the segments.

Ultra Broadband Networks
Ultra Broadband Networks comprises Mobile Networks and Fixed Networks operating segments.

The Mobile Networks operating segment offers an industry-leading portfolio of end-to-end mobile networking solutions comprising hardware and software for communications service providers, enterprises and related markets/verticals, such as public safety and Internet of Things (“IoT”).

The Fixed Networks operating segment provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer.

Global Services

Global Services operating segment provides a wide range of professional services with multi-vendor capabilities, covering network planning and optimization, systems integration as well as company-wide managed services. It also provides network implementation and care services for mobile networks, using the strength of its global service delivery for quality, speed and efficiency.

IP Networks and Applications
IP Networks and Applications comprises IP/Optical Networks and Nokia Software operating segments.

The IP/Optical Networks operating segment provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity.

The Nokia Software operating segment offers software solutions spanning customer experience management, network operations and management, communications and collaboration, policy and charging, as well as Cloud, IoT, security, and analytics platforms that enable digital services providers and enterprises to accelerate innovation, monetize services, and optimize their customer experience.

Nokia Technologies
The Nokia Technologies operating segment, building on decades of innovation and R&D leadership in technologies used in virtually all mobile devices used today, is expanding Nokia patent licensing business, reintroducing the Nokia brand to smartphones through brand licensing, and establishing a technology licensing business. The majority of net sales and related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Nokia’s Networks business, and Nokia Bell Labs are recorded in Nokia Technologies. Each reportable segment continues to separately record its own research and development expenses.

Group Common and Other
Group Common and Other includes Alcatel-Lucent Submarine Networks and Radio Frequency Systems, both of which are being managed as separate entities. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, as well as certain corporate-level and centrally managed operating expenses.

(1) Applications & Analytics operating segment was renamed as Nokia Software on February 1, 2018.

Q3’18 EUR million	Ultra Broadband Networks(1)	Global Services	IP Networks and Applications(2)	Nokia’s Networks business Total	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(3)	Nokia Total
Net sales	2 125	1 380	1 383	4 888	351	235	(14)	5 461	(4)	5 458
Cost of sales	(1 221)	(1 141)	(772)	(3 134)	(2)	(198)	14	(3 320)	(118)	(3 439)
Gross profit	905	238	611	1 754	350	37	0	2 141	(122)	2 019
% of net sales	42.6%	17.2%	44.2%	35.9%	99.7%	15.7%		39.2%		37.0%
Research and development expenses	(562)	(21)	(294)	(877)	(28)	(66)	0	(971)	(152)	(1 123)
Selling, general and administrative expenses	(265)	(157)	(207)	(629)	(30)	(51)	0	(710)	(160)	(870)
Other income and expenses	(2)	(3)	3	(2)	(1)	32	0	28	(108)	(80)
Operating profit/(loss)	75	58	113	246	290	(49)	0	487	(541)	(54)
% of net sales	3.5%	4.2%	8.2%	5.0%	82.6%	(20.9)%		8.9%		(1.0)%
Depreciation and amortization	(57)	(16)	(34)	(106)	(5)	(13)	0	(124)	(232)	(356)
Share of results of associated companies and joint ventures	2	0	0	2	0	0	0	2	0	2
EBITDA	134	73	147	354	295	(36)	0	613	(309)	304

(1)              Mobile Networks net sales of EUR 1 623 million and Fixed Networks net sales of EUR 502 million.

(2)              IP Routing net sales of EUR 609 million, Optical Networks net sales of EUR 412 million and Nokia Software net sales of EUR 363 million.

(3)              Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q3’17 EUR million	Ultra Broadband Networks(1)	Global Services	IP Networks and Applications(2)	Nokia’s Networks business Total	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(3)	Nokia Total
Net sales	2 099	1 359	1 365	4 823	483	251	(20)	5 537	(38)	5 500
Cost of sales	(1 170)	(1 080)	(713)	(2 963)	(10)	(219)	20	(3 172)	(143)	(3 315)
Gross profit	928	280	652	1 860	473	32	0	2 365	(181)	2 185
% of net sales	44.2%	20.6%	47.8%	38.6%	97.9%	12.7%		42.7%		39.7%
Research and development expenses	(581)	(20)	(316)	(918)	(58)	(59)	0	(1 034)	(177)	(1 212)
Selling, general and administrative expenses	(290)	(155)	(201)	(646)	(25)	(50)	0	(721)	(139)	(860)
Other income and expenses	20	6	11	38	0	20	0	58	(401)	(343)
Operating profit/(loss)	78	110	146	334	390	(56)	0	668	(898)	(230)
% of net sales	3.7%	8.1%	10.7%	6.9%	80.7%	(22.3)%		12.1%		(4.2)%
Depreciation and amortization	(69)	(20)	(40)	(129)	(2)	(11)	0	(142)	(258)	(400)
Share of results of associated companies and joint ventures	1	0	0	1	0	0	0	1	0	1
EBITDA	148	130	186	464	392	(45)	0	810	(640)	171

(1)              Mobile Networks net sales of EUR 1 598 million and Fixed Networks net sales of EUR 501 million.

(2)              IP Routing net sales of EUR 682 million, Optical Networks net sales of EUR 329 million and Nokia Software net sales of EUR 354 million.

(3)              Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q3’18 EUR million	Ultra Broadband Networks(1)	Global Services	IP Networks and Applications(2)	Nokia’s Networks business Total	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(3)	Nokia Total
Net sales	6 038	3 945	3 924	13 906	1 077	765	(41)	15 708	(13)	15 695
Cost of sales	(3 356)	(3 333)	(2 282)	(8 971)	(19)	(639)	41	(9 588)	(422)	(10 010)
Gross profit	2 682	611	1 642	4 935	1 058	126	0	6 120	(436)	5 684
% of net sales	44.4%	15.5%	41.8%	35.5%	98.2%	16.5%		39.0%		36.2%
Research and development expenses	(1 699)	(65)	(921)	(2 685)	(107)	(207)	0	(2 998)	(456)	(3 455)
Selling, general and administrative expenses	(785)	(481)	(628)	(1 894)	(94)	(149)	0	(2 138)	(393)	(2 530)
Other income and expenses	11	(3)	(6)	2	(2)	76	0	76	(386)	(310)
Operating profit/(loss)	209	62	87	358	856	(153)	0	1 060	(1 671)	(611)
% of net sales	3.5%	1.6%	2.2%	2.6%	79.5%	(20.0)%		6.7%		(3.9)%
Depreciation and amortization	(173)	(49)	(110)	(333)	(15)	(33)	0	(382)	(706)	(1 088)
Share of results of associated companies and joint ventures	(6)	0	0	(6)	0	0	0	(6)	0	(6)
EBITDA	377	111	197	685	871	(120)	0	1 436	(965)	471

(1)              Mobile Networks net sales of EUR 4 601 million and Fixed Networks net sales of EUR 1 437 million.

(2)              IP Routing net sales of EUR 1 751 million, Optical Networks net sales of EUR 1 139 million and Nokia Software net sales of EUR 1 034 million.

(3)              Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q3’17 EUR million	Ultra Broadband Networks(1)	Global Services	IP Networks and Applications(2)	Nokia’s Networks business Total	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(3)	Nokia Total
Net sales	6 500	4 168	4 028	14 696	1 099	812	(53)	16 555	(59)	16 496
Cost of sales	(3 400)	(3 340)	(2 216)	(8 957)	(40)	(699)	53	(9 643)	(307)	(9 950)
Gross profit	3 100	828	1 812	5 739	1 059	113	0	6 911	(366)	6 546
% of net sales	47.7%	19.9%	45.0%	39.1%	96.4%	13.9%		41.7%		39.7%
Research and development expenses	(1 745)	(64)	(969)	(2 777)	(178)	(201)	0	(3 156)	(534)	(3 690)
Selling, general and administrative expenses	(883)	(478)	(604)	(1 965)	(133)	(158)	0	(2 257)	(428)	(2 685)
Other income and expenses	43	3	21	67	(12)	29	0	84	(658)	(573)
Operating profit/(loss)	514	289	260	1 064	736	(217)	0	1 583	(1 986)	(403)
% of net sales	7.9%	6.9%	6.5%	7.2%	67.0%	(26.7)%		9.6%		(2.4)%
Depreciation and amortization	(201)	(60)	(125)	(385)	(10)	(34)	0	(429)	(782)	(1 211)
Share of results of associated companies and joint ventures	5	0	0	5	(10)	0	0	(5)	0	(5)
EBITDA	720	349	385	1 454	735	(183)	0	2 006	(1 203)	803

(1)              Mobile Networks net sales of EUR 4 951 million and Fixed Networks net sales of EUR 1 549 million.

(2)              IP Routing net sales of EUR 1 957 million, Optical Networks net sales of EUR 992 million and Nokia Software net sales of EUR 1 079 million.

(3)              Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

4. NET SALES BY GEOGRAPHIC AREA (unaudited)

EUR million	Q3’18	Q3’17	YoY change	Q1-Q3’18	Q1-Q3’17	YoY change
Asia-Pacific	1 050	1 009	4%	2 892	3 102	(7)%
Europe	1 520	1 694	(10)%	4 573	4 747	(4)%
Greater China	540	638	(15)%	1 543	1 839	(16)%
Latin America	323	311	4%	927	851	9%
Middle East & Africa	432	479	(10)%	1 310	1 319	(1)%
North America	1 594	1 370	16%	4 449	4 638	(4)%
Total	5 458	5 500	(1)%	15 695	16 496	(5)%

5. ACQUISITIONS AND DISPOSALS (unaudited)

Acquisitions

The acquisitions completed during 2018 did not have a material impact to the consolidated statement of financial position, comprehensive income or cash flows. The provisional aggregate purchase price, aggregate net assets and aggregate goodwill amount to EUR 29 million, negative EUR 1 million and EUR 30 million, respectively. The purchase accounting for the acquisitions is ongoing and Nokia will conduct additional analysis that may result in adjustments in the fourth quarter of 2018.

Unium Inc.

On March 15, 2018 Nokia acquired 100% ownership interest in Unium Inc., a US-based software company that specializes in solving complex wireless networking problems for use in mission-critical and residential Wi-Fi applications. The goodwill arising from the acquisition was allocated to Fixed Networks operating segment.

SpaceTime Insight Inc.

On April 30, 2018 Nokia acquired the business of SpaceTime Insight Inc., a US-based software company that provides machine learning-powered analytics and IoT applications for some of the world’s largest transportation, energy and utilities organizations. The goodwill arising from the acquisition was allocated to Nokia Software operating segment.

Disposals

On May 31, 2018, Nokia closed the sale of its Digital Health business. The disposal comprised 100% of the share capital of Nokia Technologies (France) SA and its subsidiaries. Nokia recognized a loss of EUR 18 million related to the transaction within other income and expenses.

On September 13, 2018, Nokia and Volaris Group Inc. announced that they have entered into an agreement on the sale and transfer of the majority of Nokia’s IP Video business to Velocix, a new independent pure play streaming technology company in which Nokia will remain a minority shareholder. The planned deal is expected to close during the fourth quarter 2018. In the third quarter 2018 Nokia recognized a loss of EUR 16 million related to a contract obligation related to the transaction within other income and expenses.

6. DISCONTINUED OPERATIONS (unaudited)

Discontinued operations include the continuing financial effects of the HERE business and the Devices & Services business, the disposals of which were completed on December 4, 2015 and April 25, 2014, respectively.

Results of discontinued operations

EUR million	Q3’18	Q3’17	Q1- Q3’18	Q1-Q3’17
Net sales	0	0	0	0
Cost of sales	0	0	0	0
Gross profit	0	0	0	0
Operating income/(expenses)	0	1	11	(27)
Operating profit/(loss)	0	1	10	(26)
Financial income and expense	(1)	6	80	7
(Loss)/profit before tax	0	7	90	(20)
Income tax benefit/(expense)	48	(4)	121	(6)
Profit/(loss) for the period, ordinary activities	48	4	211	(25)
Gain on the sale of businesses, net of tax	0	6	0	5
Profit/(loss) from discontinued operations	48	9	211	(19)

Cash flows from discontinued operations

			Reported
EUR million	Reported Q3’18	Reported Q3’17	Q1- Q3’18	Reported Q1-Q3’17
Net cash from/(used in) operating activities	1	(1)	(33)	(4)
Net cash (used in)/from investing activities	0	(15)	10	(16)
Net cash flow for the period	1	(16)	(23)	(20)

The results of discontinued operations in 2018 mostly relate to a resolution reached in the tax dispute concerning the applicability of withholding tax in respect of payments by Nokia India Private Limited to Nokia Corporation for the supply of operating software in Devices & Services business as well as a release of uncertain tax positions related to HERE business. The cash flows of discontinued operations in 2018 mostly relate to aforementioned resolution in the tax dispute.

7. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (unaudited)

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and post-retirement welfare benefit plans, providing post-retirement healthcare benefits and life insurance coverage. Defined benefit plans expose Nokia to actuarial risks such as investment risk, interest rate risk, and life expectancy risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country.

96% of Nokia’s defined benefit obligation and 98% of plan assets fair values were remeasured as of September 30, 2018. Nokia’s pension and post-retirement plans in the United States have been remeasured by updated valuations from an external actuary and the main pension plans outside of the U.S. (in Germany, United Kingdom, Switzerland and Belgium) have been remeasured based upon updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material.

Change in pension and post-retirement net asset/(liability) recognized

	September 30, 2018			September 30, 2017			December 31, 2017
EUR million	Pension benefits(1)	Post- retirement benefits	Total	Pension benefits(1)	Post- retirement benefits	Total	Pension benefits(1)	Post- retirement benefits	Total
Net asset/(liability) recognized at January 1	1 525	(1 986)	(461)	1 284	(2 482)	(1 198)	1 284	(2 482)	(1 198)
Current service cost	(130)	0	(130)	(132)	0	(132)	(180)	0	(180)
Net interest income/(expense)	37	(47)	(10)	33	(63)	(30)	44	(81)	(37)
Curtailment	(41)	0	(41)	(33)	(1)	(34)	(5)	(1)	(6)
Pension and healthcare plan amendments	0	0	0	0	0	0	9	0	9
Total expense recognized in the income statement	(134)	(47)	(181)	(132)	(64)	(196)	(132)	(82)	(214)
Actuarial gains/(losses) for the period	370	192	562	584	110	694	823	133	956
Change in asset ceiling, excluding amounts included in net interest (expense)	(100)	0	(100)	(221)	2	(219)	(233)	0	(233)
Total recognized in other comprehensive income	270	192	462	363	112	475	590	133	723
Exchange differences	97	(67)	30	(175)	262	87	(240)	297	57
Contributions and benefits paid	141	(6)	135	207	0	207	246	4	250
Other movements(2)	4	0	4	(7)	(12)	(19)	(223)	144	(79)
Net asset/(liability) recognized at the end of the period	1 903	(1 914)	(11)	1 540	(2 184)	(644)	1 525	(1 986)	(461)
of which:
- Defined benefit pension assets	4 233	0	4 233	3 892	0	3 892	3 979	0	3 979
- Defined benefit pension and post-retirement liabilities	(2 330)	(1 914)	(4 244)	(2 352)	(2 184)	(4 536)	(2 454)	(1 986)	(4 440)

(1)Includes pensions, retirement indemnities and end-of-service gratuities.

(2)Includes Section 420 transfers, medicare subsidies, acquisition through business combinations and other transfers.

Weighted average discount rates	September 30, 2018	September 30, 2017	December 31, 2017
U.S. Pension	3.9	3.4	3.3
U.S. Post-retirement healthcare and other	3.8	3.1	3.1
U.S. Post-retirement group life	4.0	3.5	3.4
Euro - Pension(1)	1.5	1.6	1.3
U.K. - Pension	2.7	2.6	2.5

Funded status	September 30, 2018	September 30, 2017	December 31, 2017
Defined benefit obligation	(24 021)	(25 804)	(25 498)
Fair value of plan assets	24 643	25 608	25 536
Funded status	622	(196)	38
Impact of the asset ceiling	(633)	(448)	(499)
Net liability recognized at end of period	(11)	(644)	(461)

(1)Includes pensions, retirement indemnities and end-of service gratuities.

8. DEFERRED TAXES (unaudited)

At September 30, 2018, Nokia had recognized deferred tax assets of EUR 4.9 billion. The deferred tax assets are recognized to the extent it is probable that taxable profit will be available against which the tax losses, tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. The majority of Nokia’s recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in Finland (EUR 2.5 billion) and the United States (EUR 1.2 billion). Based on the recent years’ profitability in Finland and the United States, excluding certain integration costs in Finland related to the acquisition of Alcatel Lucent in 2016, and the latest forecasts of future financial performance, Nokia has been able to establish a pattern of sufficient tax profitability in Finland and the United States to conclude that it is probable that Nokia will be able to utilize the tax losses, tax credits and deductible temporary differences in the foreseeable future.

At September 30, 2018, Nokia had unrecognized deferred tax assets of approximately EUR 5 billion related to unused tax losses, tax credits and deductible temporary differences. The majority of the unrecognized deferred tax assets relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

At September 30, 2018, Nokia had deferred tax liabilities of EUR 0.4 billion. The majority of the deferred tax liabilities relate to the fair value adjustments on the purchase accounting of Alcatel-Lucent acquisition.

9. NET CASH AND CURRENT FINANCIAL INVESTMENTS (unaudited)

EUR million	September 30, 2018	September 30, 2017	June 30, 2018	December 31, 2017
Current financial investments	813	1 182	867	911
Cash and cash equivalents	4 799	5 394	4 993	7 369
Total cash and current financial investments	5 612	6 577	5 861	8 280

Long-term interest-bearing liabilities	2 768	3 501	2 771	3 457
Short-term interest-bearing liabilities	967	344	946	309
Interest-bearing liabilities	3 736	3 845	3 717	3 766

Net cash and current financial investments	1 876	2 731	2 144	4 514

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, “Significant accounting policies” and note 24, “Fair value of financial instruments”, of our Annual Report for 2017. For information on changes in classification related to the adoption of IFRS 9, refer to note 14, “New accounting standard”. Items carried at fair value in the following table are measured at fair value on a recurring basis.

	Carrying amounts
EURm		Fair value through profit or loss			Fair value through other comprehensive income				Fair value
At September 30, 2018	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current financial investments	0	11	0	736	0	0	0	747	747
Other non-current financial assets	174	0	96	9	0	56	0	335	320
Other current financial assets including derivatives	18	0	87	0	0	148	0	253	253
Trade receivables	0	0	0	0	0	4 784	0	4 784	4 784
Current financial investments	127	0	287	0	0	399	0	813	813
Cash and cash equivalents	3 851	0	948	0	0	0	0	4 799	4 799
Total financial assets	4 170	11	1 418	745	0	5 387	0	11 731	11 716
Long-term interest-bearing liabilities	2 768	0	0	0	0	0	0	2 768	2 874
Other long-term financial liabilities	0	0	22	15	0	0	0	37	37
Short-term interest-bearing liabilities	967	0	0	0	0	0	0	967	977
Other financial liabilities including derivatives	0	0	252	700	0	0	0	952	952
Trade payables	4 026	0	0	0	0	0	0	4 026	4 026
Total financial liabilities	7 761	0	274	715	0	0	0	8 750	8 866

	Carrying amounts
EURm		Fair value through profit or loss			Fair value through other comprehensive income				Fair value
At December 31, 2017	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current available-for-sale investments	119	0	0	0	16	137	544	816	816
Other non-current financial assets	108	0	99	8	0	0	0	215	195
Other current financial assets including derivatives	106	0	196	0	0	0	0	302	302
Trade receivables	6 880	0	0	0	0	0	0	6 880	6 880
Available-for-sale investments, liquid assets	0	0	0	0	0	911	0	911	911
Cash and cash equivalents	5 407	0	1 962	0	0	0	0	7 369	7 369
Total financial assets	12 620	0	2 257	8	16	1 048	544	16 493	16 473
Long-term interest-bearing liabilities	3 457	0	0	0	0	0	0	3 457	3 574
Other long-term financial liabilities	44	0	0	672	0	0	0	716	716
Short-term interest-bearing liabilities	309	0	0	0	0	0	0	309	309
Other financial liabilities including derivatives	0	0	268	0	0	0	0	268	268
Trade payables	3 996	0	0	0	0	0	0	3 996	3 996
Total financial liabilities	7 806	0	268	672	0	0	0	8 746	8 863

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing and by BlueRun Ventures focusing on early stage opportunities.

Level 3 Financial liabilities include a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

EURm	Level 3 Financial Assets	Level 3 Financial Liabilities
Balance at December 31, 2017	552	(672)
Adoption of IFRS 9(1)	122	0
Balance at January 1, 2018	674	(672)
Net gains/(losses) in income statement	43	(41)
Additions	93	0
Deductions	(64)	7
Other movements	(1)	(9)
Balance at September 30, 2018	745	(715)

(1)Non-current available-for-sale investments for which the fair value was estimated to equal cost less impairment under IAS 39, as their fair value was not possible to estimate reliably, are classified as level 3 financial instruments at fair value through profit or loss under IFRS 9.

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. A net loss of EUR 40 million (net gain of EUR 63 million in full year 2017) related to level 3 financial instruments held at September 30, 2018, was included in profit and loss in 2018.

11. PROVISIONS (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Environmental liabilities	Material liability	Other	Total
At January 1, 2018	722	76	210	76	130	107	66	502	1 888
Translation differences	0	(5)	0	1	(14)	3	1	(2)	(17)
Reclassification	(18)	0	0	0	9	0	(1)	10	(1)
Charged to income statement	198	(3)	62	(4)	22	9	26	(79)	230
Additional provisions	238	0	116	0	31	10	57	69	521
Changes in estimates(1)	(40)	(4)	(55)	(4)	(8)	(2)	(32)	(148)	(292)
Utilized during period(2)	(319)	0	(80)	(14)	(29)	(6)	(19)	(53)	(519)
At September 30, 2018	583	67	192	59	118	112	73	378	1 581

(1)The changes in estimates in other provisions include a release of EUR 110 million due to resolution of a tax dispute related to discontinued operations.

(2)The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 54 million remained in accrued expenses as of September 30, 2018.

12. INTEREST-BEARING LIABILITIES (unaudited)

					Carrying amount (EUR million)
Issuer/Borrower	Instrument	Currency	Nominal (million)	Final maturity	September 30, 2018	September 30, 2017	December 31, 2017
Nokia Corporation	6.75% Senior Notes	EUR	231	February 2019	234	243	241
Nokia Corporation	5.375% Senior Notes	USD	581	May 2019	502	498	487
Nokia Corporation	1.00% Senior Notes	EUR	500	March 2021	499	498	498
Nokia Corporation	3.375% Senior Notes	USD	500	June 2022	411	417	406
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2024	743	743	744
Nokia Corporation	4.375% Senior Notes	USD	500	June 2027	397	413	404
Nokia of America Corporation	6.50% Senior Notes	USD	74	January 2028	64	63	62
Nokia of America Corporation	6.45% Senior Notes	USD	206	March 2029	180	177	174
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	432	432	424
Nokia Corporation	Revolving credit facility	EUR	1579	June 2020	0	0	0
Nokia Corporation	Loan facility(1)	EUR	500		0	0	0
Nokia Corporation and various subsidiaries	Other liabilities				274	362	326
Total					3 736	3 846	3 766

(1)A loan facility agreement of EUR 500 million for financing research and development of 5G technology was signed with the European Investment Bank (EIB) in August 2018. The availability period of the loan facility ends in February 2020. The loan facility has not yet been disbursed and will have an average maturity of approximately five years after disbursement.

All Nokia borrowings are senior unsecured and have no financial covenants.

13. COMMITMENTS AND CONTINGENCIES (unaudited)

EUR million	September 30, 2018	September 30, 2017	December 31, 2017
Collateral for own commitments
Assets pledged	0	5	5
Contingent liabilities on behalf of Group companies(1)
Guarantees issued by financial institutions	1 610	1 702	1 678
Other guarantees	506	562	487
Contingent liabilities on behalf of other companies
Other guarantees	24	30	27
Leasing obligations(2)	1 022	953	961
Financing commitments
Customer finance commitments	456	505	495
Financing commitments to associated companies	20	18	20
Venture fund commitments	336	432	396

The amounts above represent the maximum principal amount of commitments and contingencies.

(1)In contingent liabilities on behalf of Group companies Nokia reports guarantees that have been given to third parties in the normal course of business. These are mainly guarantees given by financial institutions to Nokia’s customers for the performance of Nokia’s obligations under supply agreements, including tender bonds, performance bonds, and warranty bonds issued by financial institutions on behalf of Nokia. Additionally, Nokia has issued corporate guarantees with primary obligation given directly to customers with these guarantees amounting to EUR 1 045 million (EUR 1 470 million at September 30, 2017 and EUR 1 114 million at December 31, 2017). In Other guarantees Nokia reports guarantees related to non-commercial contracts that support Nokia’s business activities. As a result of internal policies and active management of outstanding guarantee exposure, Nokia has not been subject to any material guarantee claims during recent years.

(2)Leasing obligations include EUR 228 million related to properties that are not yet available for use by Nokia as of September 30, 2018.

14. NEW ACCOUNTING STANDARDS (unaudited)

Nokia has adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers on their effective date of January 1, 2018. This note describes the impact of adoption on Nokia’s consolidated financial statements and also discloses the changes to Nokia’s accounting policies that resulted from the adoption. In accordance with the transitional provision in IFRS 9 and IFRS 15, Nokia has not restated prior year comparatives.

The following table shows the adjustments recognized for each individual line item in the statement of financial position. Line items that were not affected by the changes have not been included, and as a result, the subtotals and totals cannot be calculated from the numbers provided. The adjustments are explained in more detail by standard below.

Consolidated statement of financial position (extract)

EUR million	December 31, 2017	IFRS 9	IFRS 15	January 1, 2018
ASSETS
Non-current financial investments	0	679		679
Available-for-sale investments	816	(816)		0
Deferred tax assets	4 582	9		4 591
Other non-current financial assets	215	132		347
Non-current assets	21 160	4	0	21 164
Trade receivables	6 880	(46)	(1 728)	5 106
Contract assets(1)	0		1 919	1 919
Prepaid expenses and accrued income	1 259		(217)	1 042
Other financial assets	302	4		306
Current financial investments	0	907		907
Available-for-sale investments, liquid assets	911	(911)		0
Current assets	19 841	(46)	(26)	19 769
Total assets	41 024	(43)	(26)	40 955

SHAREHOLDERS’ EQUITY AND LIABILITIES
Fair value and other reserves	1 094	(252)		842
Retained earnings	1 147	214	(16)	1 345
Total equity	16 218	(38)	(16)	16 164
Deferred tax liabilities	413	(5)	(5)	403
Contract liabilities	0		1 216	1 216
Deferred revenue and other long-term liabilities	2 986		(1 216)	1 770
Non-current liabilities	12 063	(5)	(5)	12 053
Contract liabilities(1)	0		2 618	2 618
Accrued expenses, deferred revenue and other liabilities	6 666		(2 623)	4 043
Current liabilities	12 744	0	(5)	12 739
Total shareholders’ equity and liabilities	41 024	(43)	(26)	40 955

(1)The opening balance sheet adjustments for the adoption of IFRS 15 have been revised from those presented in the first and second quarter interim reports as follows (increase/[decrease]): Current assets EUR 567 million -  Trade receivables EUR 402 million, Contract assets EUR 382 million and Prepaid expenses and accrued income EUR (217) million; Current liabilities EUR 567 million - Accrued expenses, deferred revenue and other liabilities EUR 609 million and Contract liabilities EUR (42) million. EUR 129 million was  reclassified from Deferred revenue and other long-term liabilities to Non-current contract liabilities.

IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 addresses the classification and measurement of financial assets and liabilities, introduces a new impairment model and a new hedge accounting model. On adoption, Nokia has not restated comparative periods but presents the cumulative effect of adopting IFRS 9 as a transition adjustment to the opening balance of other comprehensive income and retained earnings as of January 1, 2018.

The effect of changes to Nokia’s financial statement due to the adoption of IFRS 9 are described below.

Classification and measurement of financial assets

Nokia has classified its financial assets in the following three categories: financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income and financial assets measured at fair value through profit and loss. The selection of the appropriate category is made based both on Nokia’s business model for managing the financial asset and on the contractual cash flows characteristics of the financial asset. The new asset classes replace the following IAS 39 asset classification categories: available-for-sale investments, derivative and other current financial assets, loans receivable, trade receivables, financial assets at fair value through profit or loss.

Nokia’s business model for managing financial assets is defined on portfolio level. The business model must be observable on practical level by the way business is managed. The cash flows of financial assets measured at amortized cost are solely payments of principal and interest. These assets are held within a business model which has an objective to hold assets to collect contractual cash flows. Financial assets measured at fair value through other comprehensive income have cash flows that are solely payments of principal and interest and these assets are held within a business model which has an objective that is achieved both by holding financial assets to collect contractual cash flows and selling financial assets. Financial assets measured at fair value through profit and loss are assets that do not fall in either of the two above-mentioned categories. In addition to the classification as described above, the accounting for financial assets is impacted if the financial asset is part of a hedging relationship.

Non-current Investments: Investments in unlisted private equity shares, technology-related publicly quoted shares and unlisted venture funds are classified as fair value through profit and loss. Under IAS 39 these items were classified as available-for-sale. Fair valuation is recorded in other income and expenses based on the business model assessment performed in conjunction with IFRS 9 transition.

Other non-current financial assets: Restricted bank deposits are classified as amortized cost. Under IAS 39 these items were classified as available-for-sale.

Loan receivables: Nokia’s business model for managing loans to customers and suppliers is both to collect contractual cash flows and to sell assets and hence customer finance assets are initially recognized and subsequently re-measured at fair value through other comprehensive income. Under IAS 39 these items were measured at amortized cost less impairment using the effective interest method.

Derivatives: There is no change in the classification or measurement of derivative assets not designated in hedge accounting relationships apart from embedded derivatives: based on IFRS 9, the whole contract is evaluated based on the classification criteria and then classified as its entirety. Based on IAS 39 embedded derivatives were measured at fair value through profit and loss.

Current Investments: Term deposits used as collaterals for derivative transactions are classified as current investments at amortized cost (formerly classified as cash equivalents). Fixed income and money market securities are classified as fair value through other comprehensive income in case the instrument characteristics fulfil the criteria of payments of solely principal and interest and are not part of a structured investment (formerly classified as available-for-sale investments). Other investments are classified at fair value through profit or loss.

Trade receivables: Nokia’s business model for managing trade receivables is holding receivables to collect contractual cash flows and selling receivables. Hence, trade receivables are initially recognized at notional amounts and subsequently re-measured at fair value through other comprehensive income. IAS 39 measured these trade receivables at amortized cost.

Classification and measurement of financial liabilities

Nokia classifies derivative liabilities at fair value through profit and loss and all other financial liabilities at amortized cost. These category classes replace the IAS 39 classes derivative and other financial liabilities, compound financial instruments, loans payable, and account payable. The implementation of IFRS 9 has not had a material effect on the classification and measurement of financial liabilities.

Impairment

Nokia assesses expected credit losses (ECL) on financial assets on a forward-looking basis whereas the impairment provision under IAS 39 was based on actual credit losses. Expected credit losses are calculated based on credit rating profile and estimated recovery rate as well as any other specific indicators on counterparty creditworthiness. The impairment requirements concern the following financial assets: customer loans and current investments measured at fair value through other comprehensive income, financial assets measured at amortized cost as well as financial guarantee contracts and loan commitments.

A loss allowance is recognized based on 12-month expected credit losses unless the credit risk for the financial instrument has increased significantly since initial recognition. For trade receivables and contract assets Nokia applies a simplified impairment approach to recognizing a loss allowance based on lifetime expected credit losses.

Hedge accounting

As Nokia’s foreign exchange risk management policy and hedge accounting model have already been aligned with the requirements of IFRS 9, all hedging relationships qualify for treatment as continuing hedging relationship. The requirement for hedge effectiveness of 80-125 % has been removed from IFRS 9 and the effectiveness of hedging is evaluated based on the economic relationship between the hedging instrument and hedged item. Nokia is separating the forward element and the spot element of a forward contract and designates as the hedging instrument only the change in the value of the spot element of the forward contract. Nokia also separates the time value of options and the basis element of cross currency swaps. These hedging costs are mainly recognized in other comprehensive income and subsequently accounted for in the same way as the intrinsic value. Under IAS 39 these costs were recognized in profit and loss as they occurred.

The monetary and line-by-line impact of the changes to classification and measurement of financial assets in the Statement of Financial Position is described in more detail below.

	IAS 39 classification	IFRS 9 classification	December 31, 2017 (IAS 39)	January 1, 2018 (IFRS 9)	Change in classification	Change in measurement
Non-current financial investments
Investments in private equity(1)	Available-for-sale	FVPL	679	679
Restricted bank deposits(2)	Available-for-sale	Amortized cost	137		(137)
Other non-current financial assets
Restricted bank deposits(2)	Available-for-sale	Amortized cost		137	137
Non-current customer financing(4)	Amortized cost	FVOCI	75	70		(5)
Other non-current financial assets	FVPL	FVPL	107	107
Other non-current financial assets	Amortized cost	Amortized cost	33	33
Other current financial assets including derivatives
Derivatives	FVPL	FVPL	196	196
Current portion of customer financing(4)	Amortized cost	FVOCI	84	84
Other current financial assets(2)	Amortized cost	Amortized cost	22	27	4
Trade receivables
Trade receivables(3)	Amortized cost	FVOCI	6 880	6 833		(46)
Current financial investments
Available-for-sale investments, liquid assets(5)	FVOCI	FVPL		84	84
Available-for-sale investments, liquid assets(2), (5)	FVOCI	FVOCI	911	823	(88)
Cash and cash equivalents
Financial investments at fair value through profit and loss	FVPL	FVPL	1 962	1 962
Financial investments at amortized cost	Amortized cost	Amortized cost	5 407	5 407

Deferred tax assets and liabilities
Deferred tax assets			4 582	4 591		9
Deferred tax liabilities			413	409	(2)	(3)

Shareholders’ equity
Fair value and other reserves(1), (3), (4), (6), (7)			1 094	843	(210)	(41)
Retained earnings(1), (6), (7)			1 147	1 361	212	2

(1)Upon initial application of the standard, the accumulated net positive fair value changes for Nokia’s investments in venture funds, a gain of EUR 226 million, formerly recorded to other comprehensive income, is presented as a transition adjustment to opening balance of retained earnings. There was no change in the valuation nor carrying amount of these assets.

(2)Certain restricted bank deposits classified mainly as non-current available-for-sale investments under IAS 39 are classified as amortized cost. There was no change in the carrying amount of these deposits.

(3)The initial fair value adjustment for trade receivables of a loss of EUR 46 million is presented in opening balance of other comprehensive income as a transition adjustment.

(4)The initial fair value adjustment for customer finance assets of a loss of EUR 4 million is presented in opening balance of other comprehensive income as a transition adjustment.

(5)Nokia has assessed the investments currently classified as current available-for-sale, liquid assets, and will classify certain investment funds to be measured at fair value through profit or loss at the adoption of the new standard. The rest of these investments satisfy the conditions for classification at fair value through other comprehensive income.

(6)Nokia has assessed the impact of the new impairment model. As the credit quality of Nokia’s fixed income and money market investments is high, there is no significant impact from the new model. There is an impact of EUR 9 million loss to loans extended to Nokia’s customers as the new model results in an earlier recognition of credit losses that has been recorded in opening balance of other comprehensive income and retained earnings as a transition adjustment.

(7)For cash flow hedge accounting, Nokia has elected to defer cost of hedging in other comprehensive income until the hedged item impacts profit and loss. As a result a loss of EUR 10 million for accumulated forward points related to hedges under cash flow hedge accounting at the end of 2017 has been recorded in opening balance of other comprehensive income and retained earnings as a transition adjustment. For net investment hedge accounting, Nokia has elected to defer cost of hedging in other comprehensive income and amortize it over the duration of the hedge. The initial adjustment related to treatment of cost of net investment hedging is not significant.

The numbers quoted in the footnotes above are gross of tax. The tax impact of IFRS 9 transition adjustments has been recorded to deferred tax assets, deferred tax liabilities, fair value and other reserves or retained earnings as applicable.

IFRS 15 replaces IAS 18, Revenue, and IAS 11, Construction contracts and establishes a new five-step model that applies to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized to reflect the transfer of promised goods and services to customers for amounts that reflect the consideration to which an entity expects to be entitled in exchange for those goods and services. Nokia adopted the standard by applying the modified retrospective method and has presented the cumulative effect of adopting IFRS 15 as an adjustment to the opening balance of retained earnings as of January 1, 2018.

Management analyzed the impact of the adoption of IFRS 15 and concluded that the new standard did not have a material impact on Nokia’s consolidated retained earnings. For the impact on the presentation on the statement of financial position, please refer below under section Opening balance sheet adjustment and application in 2018. The procedures performed by management focused on a review of existing contracts through December 31, 2017, focusing on the following areas:

Arrangements with customers

Management considered the definition of a contract in accordance with the new standard and concluded that only legally binding commitments should be considered in evaluating the accounting for arrangements with customers. As such, frame agreements will be accounted for based on purchase orders, initial discounts and other material rights. Previously, a broader contract definition was permitted for accounting purposes.

Identification of performance obligations and allocation of transaction price

In accordance with IFRS 15, the identification of performance obligations and allocation of transaction price is based on a fair value model. Nokia’s application of previous accounting standards is consistent with IFRS 15.

Transfer of control of hardware

The point at which control transfers to the customer under IFRS 15 is consistent with Nokia’s assessed point of transfer of the significant risks and rewards of ownership to the customer under the previous standard.

Software revenue

In accordance with IFRS 15, revenue related to software arrangements will be recognized at points in time. Under previous standards, certain software revenue arrangements were recorded as revenue over the terms of the arrangements where customers had access to a portfolio of software solutions. After the adoption of IFRS 15, this change may result in larger fluctuations in revenue between quarters than under the previous standard.

Patent license agreements in Nokia Technologies

Nokia’s current revenue recognition principles for license agreements, which contain future commitments to perform, are in line with IFRS 15 and continue to be recorded over time. Further, Nokia has determined that, upon transition to IFRS 15, one specific license agreement is a completed contract as it has no such future commitments (refer to Application of transition guidance below).

Application of transition guidance

In April 2014, Nokia entered into an agreement to license certain technology patents and patent applications owned by Nokia on the effective date of that agreement, on a non-exclusive basis, to a licensee, for a period of 10 years (the “License Agreement”). Contemporaneously and under the terms of the License Agreement, Nokia issued to the licensee an option to extend the technology patent license for remaining life of the licensed patents. Nokia received all cash consideration due for the sale of the 10-year license and option upon closing of the License Agreement. Management has determined that, upon transition to IFRS 15, the License Agreement is a completed contract. As such, in accordance with the transition requirements of the standard, Nokia continues to apply its prior revenue accounting policies, based on IAS 18, Revenue, and related interpretations, to the License Agreement. Under those policies, Nokia is recognizing revenue over the term of the License Agreement.

As of September 30, 2018, the balance of deferred revenue related to the License Agreement of EUR 863 million, recognized in advance payments and deferred revenue in the consolidated statement of financial position, is expected to be recognized as revenue through 2024.

Opening balance sheet adjustment and application of IFRS 15 in 2018

In accordance with the requirements of IFRS 15, Nokia has presented its customer contracts in the statement of financial position as either a contract asset or a contract liability, depending on the relationship between Nokia’s performance and the customer’s payment for each individual contract. On a net basis, a contract asset position represents where Nokia has performed by transferring goods or services to a customer before the customer pays consideration or before payment is due. Conversely, a contract liability position represents where a customer has paid consideration or payment is due, but Nokia has not yet transferred goods or services to the customer. Invoiced receivables represent unconditional rights to payment, and are presented separately on the statement of financial position. The IFRS 15 related adjustments to the year-end 2017 statement of financial position and the resulting 2018 opening balance sheet are presented in the first section of this note. Contract assets presented in the statement of financial position are current in nature while contract liabilities can be either current or non-current.

As disclosed in the second quarter 2018, management continued to evaluate presentation of contract assets and contract liabilities and as a result, determined that those financial statement line items may have been materially misstated in the January 1, 2018 opening balance sheet.  During the third quarter 2018, management completed the evaluation of the transactions and balances underlying the contract assets, contract liabilities and other line items potentially impacted by the adoption of IFRS 15 in the opening balance sheet. As a result of these procedures, we have revised our opening balance sheet and have disclosed the revisions in the table above. The adjustments had no impact on the prior year financial statements, the opening retained earnings adjustment required upon adoption of IFRS 15 and the 2018 consolidated income statement.

Adoption of the standard resulted in a post-tax decrease of retained earnings of EUR 16 million in the opening balance sheet of 2018, with offsetting entries in trade receivables and deferred revenue, subsequently subject to presentation on a net basis in contract assets and liabilities.

In the first nine months of 2018, the difference in the amount of revenue recorded by the application of IFRS 15 as compared to IAS 11, IAS 18 and related Interpretations that were in effect before the adoption of IFRS 15, is immaterial. Management identified its segment information and geographic areas as the relevant categories to present disaggregated revenue. Each reportable segment, as described in Note 3 Segment Information, operates in every geographic area as described in Note 4 Net Sales By Geographic Area. No operating segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe.

15. PERFORMANCE MEASURES (unaudited)

In the reporting of financial information, Nokia has adopted various performance measures of historical or future financial performance, position or cash flows other than those defined or specified under International Financial Reporting Standards (IFRS). These measures are not defined by IFRS and therefore may not be directly comparable with financial measures used by other companies, including those in Nokia’s industry. The following table provides summarized information on the performance measures included in this interim report.

Performance measure	Definition	Purpose
Key performance measures
Non-IFRS measures

Non-IFRS measures exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Refer to note 2, “Non-IFRS to reported reconciliation”.

We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the non-IFRS items that may not be indicative of Nokia’s business operating results. Non-IFRS operating profit is used in determining management remuneration.

Constant currency measures

When financial measures are reported on a constant currency basis, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency measures exclude the impact of changes in exchange rates during the current period in comparison to euro.

We provide additional information on a constant currency basis in order to better reflect the underlying business performance.
Other performance measures
Recurring/Non-recurring net sales

Recurring net sales are revenues that are likely to continue in the future. Recurring net sales exclude e.g. catch-up revenues relating to prior periods. Non-recurring net sales are revenues that are not likely to continue in the future.

We use recurring/non-recurring net sales to improve comparability between the financial periods.
Net cash and current financial investments

Net cash and current financial investments equals total cash and current financial investments less long-term and short-term interest-bearing liabilities. Refer to note 9, “Net cash and current financial investments”.

Net cash and current financial investments is used to indicate Nokia’s liquidity position after cash required to settle the interest-bearing liabilities.
Total cash and current financial investments	Total cash and current financial investments consist of cash and cash equivalents and current financial investments.	Total cash and current financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
EBITDA	Operating profit/(loss) before depreciations and amortizations and adjusted for share of results of associated companies and joint ventures.	We use EBITDA as a measure of Nokia’s operating performance.
Adjusted profit/(loss) before changes in net working capital	Profit/(loss) for the period adjusted for the movements in non-cash items before changes in net working capital.	We use adjusted profit/(loss) before changes in net working capital to provide a structured presentation of cash flows.
Free cash flow

Net cash from operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets — purchase of non-current financial investments + proceeds from sale of non-current financial investments.

Free cash flow is the cash that Nokia generates after net investments to tangible, intangible and non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.

Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.
Charges and cash outflows related to network equipment swaps	Charges and cash outflows related to product portfolio integration for key customers.	We use charges and cash outflows related to network equipment swaps to measure the progress of our integration and transformation activities.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses; C) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our expectations around the rollout of 5G services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe”, “expect”, “expectations”, “commit”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions.

These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.  Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establish new sources of revenue and protect our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel-Lucent; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; and 30) risks related to undersea infrastructure, as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

This financial report was authorized for issue by management on October 24, 2018.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia plans to publish its fourth quarter and full year 2018 results on January 31, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2018		Nokia Corporation

	By:	/s/ Esa Niinimäki
		Name:	Esa Niinimäki
		Title:	Vice President, Corporate Legal